SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of June 30, 2024 and Comparative Information (US$).

ITEM 2 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of June  30, 2024 and Comparative Information (Unaudited) (AR$).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 15, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

Item 1

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2024

AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION

CONTENT

1
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine Basin (Cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas Basin (Cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

2
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 48 beginning on January 1, 2024.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of crude oil, natural gas and other minerals and refining, commercialization and distribution of crude oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Commerce of Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024 registered with the Public Registry of Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024 under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN

President

3
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts expressed in millions of United States dollars)

	Notes	June 30, 2024	December 31, 2023
ASSETS
Non-current assets
Intangible assets	8	389	367
Property, plant and equipment	9	17,423	17,712
Right-of-use assets	10	565	631
Investments in associates and joint ventures	11	1,745	1,676
Deferred income tax assets, net	18	19	18
Other receivables	13	242	158
Trade receivables	14	32	31
Investments in financial assets	15	7	8

Total non-current assets		20,422	20,601

Current assets
Assets held for sale	9	1,940	-
Inventories	12	1,577	1,683
Contract assets	25	21	10
Other receivables	13	482	381
Trade receivables	14	1,703	973
Investments in financial assets	15	353	264
Cash and cash equivalents	16	1,041	1,123

Total current assets		7,117	4,434

TOTAL ASSETS		27,539	25,035

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,506	4,504
Retained earnings		5,912	4,445

Shareholders’ equity attributable to shareholders of the parent company		10,418	8,949

Non-controlling interest		187	102

TOTAL SHAREHOLDERS’ EQUITY		10,605	9,051

LIABILITIES
Non-current liabilities
Provisions	17	771	2,660
Contract liabilities	25	32	34
Deferred income tax liabilities, net	18	927	1,242
Income tax liability		3	4
Salaries and social security	20	4	-
Lease liabilities	21	292	325
Loans	22	7,200	6,682
Other liabilities	23	76	112
Accounts payable	24	5	5

Total non-current liabilities		9,310	11,064

Current liabilities
Liabilities directly associated with assets held for sale	9	2,085	-
Provisions	17	201	181
Contract liabilities	25	68	69
Income tax liability		38	31
Taxes payable	19	279	139
Salaries and social security	20	268	210
Lease liabilities	21	311	341
Loans	22	1,651	1,508
Other liabilities	23	123	122
Accounts payable	24	2,600	2,319

Total current liabilities		7,624	4,920

TOTAL LIABILITIES		16,934	15,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		27,539	25,035

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

4
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

		For the six-month periods ended June 30,		For the three-month periods ended June 30,
Net income	Notes	2024	2023	2024	2023

Revenues	25	9,245	8,613	4,935	4,375
Costs	26	(6,476)	(6,808)	(3,457)	(3,509)

Gross profit		2,769	1,805	1,478	866

Selling expenses	27	(1,044)	(902)	(577)	(482)
Administrative expenses	27	(351)	(324)	(210)	(167)
Exploration expenses	27	(111)	(26)	(88)	(8)
Impairment of property, plant and equipment	9	(5)	-	(5)	-
Other net operating results	28	(2)	3	(8)	12

Operating profit		1,256	556	590	221

Income from equity interests in associates and joint ventures	11	156	183	27	94

Financial income	29	68	126	32	81
Financial costs	29	(644)	(574)	(308)	(295)
Other financial results	29	156	590	115	354

Net financial results	29	(420)	142	(161)	140

Net profit before income tax		992	881	456	455

Income tax	18	200	(160)	79	(75)

Net profit for the period		1,192	721	535	380

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(56)	(191)	(29)	(106)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		416	201	131	100

Other comprehensive income for the period		360	10	102	(6)

Total comprehensive income for the period		1,552	731	637	374

Net profit for the period attributable to:
Shareholders of the parent company		1,168	676	519	335
Non-controlling interest		24	45	16	45
Other comprehensive income for the period attributable to:
Shareholders of the parent company		299	7	85	(7)
Non-controlling interest		61	3	17	1
Total comprehensive income for the period attributable to:
Shareholders of the parent company		1,467	683	604	328
Non-controlling interest		85	48	33	46
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	2.98	1.73	1	0.86

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

5
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	For the six-month period ended June 30, 2024
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	14	1	(30)	(40)	640	4,504
Accrual of share-based benefit plans (3)	-	-	2	-	-	-	2
Settlement of share-based benefit plans	-	-	-	-	-	-	-
Reversal of reserves and absorption of accumulated losses (5)	-	-	-	-	-	-	-
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,919	14	3	(30)	(40)	640	4,506

	Retained earnings (4)						Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income	Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	226	5,325	35	(684)	(1,244)	8,949	102	9,051
Accrual of share-based benefit plans (3)	-	-	-	-	-	-	2	-	2
Settlement of share-based benefit plans	-	-	-	-	-	-	-	-	-
Reversal of reserves and absorption of accumulated losses (5)	-	(226)	(5,325)	(35)	-	5,586	-	-	-
Constitution of reserves (5)	-	-	4,236	36	-	(4,272)	-	-	-
Other comprehensive income	-	-	-	-	299	-	299	61	360
Net profit for the period	-	-	-	-	-	1,168	1,168	24	1,192

Balance at the end of the period	787	-	4,236	36	(385)	1,238	10,418	187	10,605

(1)    Includes (1,929) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,544 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.
(4) Includes 70 restricted to the distribution of retained earnings as of June 30, 2024, and December 31, 2023, respectively. See Note 30 to the annual consolidated financial statements.
(5) As decided in the Shareholders’ Meeting on April 26, 2024.

HORACIO DANIEL MARÍN

President

6
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (cont.)

(Amounts expressed in millions of United States dollars)

	For the six-month period ended June 30, 2023
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	18	2	(30)	(38)	640	4,507
Accrual of share-based benefit plans (3)	-	-	1	-	-	-	1
Settlement of share-based benefit plans	-	-	-	-	-	-	-
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,915	18	3	(30)	(38)	640	4,508

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(494)		5,654	10,454	98	10,552
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	1	-	1
Settlement of share-based benefit plans	-	-	-	-	-		-	-	-	-
Constitution of reserves (5)	-	226	5,326	35	-		(5,587)	-	-	-
Other comprehensive income	-	-	-	-	7		-	7	3	10
Net profit for the period	-	-	-	-	-		676	676	45	721

Balance at the end of the period	787	226	5,326	35	(487)	(1)	743	11,138	146	11,284

(1)    Includes (1,622) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,135 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.
(4) Includes 68 restricted to the distribution of retained earnings as of June 30, 2023, and December 31, 2022, respectively. See Note 30 to the annual consolidated financial statements.
(5) As decided in the Shareholders’ Meeting on April 28, 2023.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

7
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	For the six-month periods ended June 30,
	2024	2023
Cash flows from operating activities
Net profit	1,192	721
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(156)	(183)
Depreciation of property, plant and equipment	1,137	1,500
Amortization of intangible assets	20	19
Depreciation of right-of-use assets	133	110
Retirement of property, plant and equipment and intangible assets and consumption of materials	243	163
Charge on income tax	(200)	160
Net increase in provisions	362	197
Impairment of property, plant and equipment	5	-
Effect of changes in exchange rates, interest and others	313	(5)
Share-based benefit plans	2	12
Changes in assets and liabilities:
Trade receivables	(800)	(31)
Other receivables	(283)	(136)
Inventories	126	(151)
Accounts payable	237	145
Taxes payables	144	54
Salaries and social security	50	(37)
Other liabilities	(48)	26
Decrease in provisions due to payment/use	(72)	(105)
Contract assets	(13)	(8)
Contract liabilities	(1)	92
Dividends received	136	271
Income tax payments	(16)	(8)

Net cash flows from operating activities (1) (2)	2,511	2,806

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(2,535)	(2,628)
Additions of assets held for sale	(105)	-
Contributions and acquisitions of interests in associates and joint ventures	-	(4)
Proceeds from sales of financial assets	112	327
Payments from purchase of financial assets	(180)	(203)
Interests received from financial assets	32	48
Proceeds from sales of WI of areas and assets	4	12

Net cash flows used in investing activities	(2,672)	(2,448)

Financing activities: (3)
Payments of loans	(1,002)	(504)
Payments of interests	(326)	(301)
Proceeds from loans	1,435	1,292
Account overdraft, net	199	(70)
Payments of leases	(198)	(181)
Payments of interests in relation to income tax	(2)	(5)

Net cash flows from financing activities	106	231

Effect of changes in exchange rates on cash and cash equivalents	(27)	(195)

Net (Decrease) / Increase in cash and cash equivalents	(82)	394

Cash and cash equivalents at the beginning of the fiscal year	1,123	773
Cash and cash equivalents at the end of the period	1,041	1,167

Net (Decrease) / Increase in cash and cash equivalents	(82)	394

(1) Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.

(2)    Includes 66 and 104 for the six-month periods ended June 30, 2024 and 2023, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3) The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the six-month periods ended June 30,
	2024	2023
Unpaid acquisitions of property, plant and equipment and intangible assets	432	490
Unpaid additions of assets held for sale	29	-
Additions of right-of-use assets	97	111
Capitalization of depreciation of right-of-use assets	31	33
Capitalization of financial accretion for lease liabilities	6	7

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of June 30, 2024:

YPF
(Argentina)
OPESSA (1)
(Argentina)
100%
Refinor
(Argentina)
50%
Profertil
(Argentina)
50%
YPF Gas
(Argentina)
33.99%
YPF Chile (1)
(Chile)
100%
YPF Brasil (1)
(Brazil)
100%
Eleran
(Spain)
100%
AESA (1)
(Argentina)
100%
MEGA
(Argentina)
38%
METROGAS (2)
(Argentina)
70%
95%
Metroenergía
(Argentina)
5%
YPF Ventures
(Argentina)
100%
CT Barragán
(Argentina)
50%
YTEC
(Argentina)
51%
YPF EE (1)
(Argentina)
75%
Luz Del León (1)
(Argentina)
100%
42.86%
Y-LUZ
(Argentina)
100%
IDS
(Argentina)
27.30%
69.99%
CDS
(Argentina)
10.25%
OLCLP
(Argentina)
85%
OLDELVAL
(Argentina)
37%
OTC
(Chile)
36%
OTA
(Argentina)
36%
Oiltanking
(Argentina)
30%
Termap
(Argentina)
33.15%

(1)	Held directly and indirectly.
(2)	See Note 35.c.3), section “Note from ENARGAS related to YPF’s interest in Metrogas”, to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of June 30, 2024, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Downstream

-	Gas and Power

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the six-month period ended June 30, 2024 are presented in accordance with IAS 34 “Interim Financial Reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2023 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements corresponding to the six-month period ended June 30, 2024 are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the six-month period ended June 30, 2024 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on August 8, 2024.

Share-based benefit plans

The Group maintains share-based benefit plans with the characteristics mentioned in Note 37 of these condensed interim consolidated financial statements and Note 37 to the annual consolidated financial statements. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based Payments”.

-

Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the grant conditions specified under the respective benefit plan.

HORACIO DANIEL MARÍN

President

10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

-

Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest with an offsetting entry in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if applicable, is recognised in the statement of comprehensive income.

Adoption of new standards and interpretations effective as from January 1, 2024

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of June 30, 2024, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB as of January 1, 2024 whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV Rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

•	IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of financial statements”, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable to fiscal years beginning on or after January 1, 2027.

IFRS 18 introduces the following information requirements that can be grouped into 2 main groups:

-

Group income and expenses into 3 defined categories: (i) operating; (ii) financing and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-

Provide more information about the performance measures defined by management, which, although not mandatory, in the event of including this type of measures, the entity must disclose the reason why said measures are useful to financial statements users, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18.

•	IFRS 19 “Subsidiaries without public accountability: Disclosures”

In May 2024, the IASB issued IFRS 19 with the objective of allowing the option to apply simplified disclosure requirements in the financial statements of subsidiaries without public accountability and with a parent company, ultimate or intermediate, that prepares consolidated financial statements for public use in accordance with IFRS. Its application is optional for fiscal years beginning on or after January 1, 2027.

HORACIO DANIEL MARÍN

President

11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 19 on the financial statements of its subsidiaries.

•	Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the classification and measurement of financial instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for periods beginning on or after January 1, 2026:

-	Introduce an accounting policy option for the derecognition of a financial liability when settlement is made through an electronic payment system and certain conditions are met.
-

Clarify on certain assessments that an entity must perform on its financial assets, for example to determine whether a financial instrument contains contractual cash flows that are solely payments of principal and interest, or whether it also contains covenants of a contingent nature that could significantly change the timing or amount of contractual cash flows.

-

Establish amendments to an entity’s disclosures about investments in equity instruments measured at fair value through other comprehensive income, and the requirement to disclose contractual terms that could change the timing or amount of contractual cash flows in certain circumstances.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

•	Annual Improvements to IFRS - Volume 11

In July 2024, the IASB issued the cycle of annual improvements Volume 11 which are applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include amendments and/or clarifications on certain paragraphs, delete, add and/or update cross-references, replace terms and align the wording between different accounting standards, among others.

A summary of the main modified standards follows:

Accounting Standard	Subject of amendments
IFRS 1 “First-time Adoption of International Financial Reporting Standards”	Hedge accounting by a first-time adopter
IFRS 7	Gain or loss on derecognition
Guidance on implementing NIIF 7	Disclosure of deferred difference between fair value and transaction Price Introduction and credit risk disclosures
IFRS 9	Derecognition of lease liabilities Transaction price
IFRS 10	Determination of a ‘de facto agent’
IAS 7 “Statement of Cash Flows”	Cost method

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

HORACIO DANIEL MARÍN

President

12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2023 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Amounts corresponding to the six-month period ended June 30, 2023 presented in these financial statements for comparison purposes correspond to the functional currency of the company according to IAS 21 (see Note 2.b)).

Additionally, from this fiscal year, the Group has made a change in the presentation of the items in the “Financial results, net” line item in the statement of comprehensive income (see Note 29). This change is intended to provide more relevant and detailed information on the origin of financial results and the effects of transactions or conditions that affect the financial situation, financial performance, and cash flows of the Group such as interests and exchange differences generated by loans, among others; and improve the comparability of the Group’s financial statements with its peers.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

4. ACQUISITIONS AND DISPOSALS

Dissolution of the company YPF International

On May 6, 2024, the Plurinational Service of Registry of Commerce (“SEPREC” by its acronym in Spanish) of Bolivia approved the dissolution and liquidation of YPF International.

HORACIO DANIEL MARÍN

President

13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the six-month period ended June 30, 2024, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33 to the annual consolidated financial statements and Notes 17 and 33.

The Group monitors compliance with covenants on a quaterly basis. As of June 30, 2024, the Group is in compliace with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of June 30, 2024.

6.	BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segment structure is organized as follows:

•	Upstream

The Upstream business segment performs all activities related to the exploration and exploitation and production of crude oil, natural gas and frac sand for well drilling/fracking purposes.

Its revenues are largely derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the natural gas retained in plant to the Gas and Power business segment.

It incurs all costs related to the activities mentioned above.

•	Downstream

The Downstream business segment performs activities related to: (i) crude oil refining and the production of petrochemical products; (ii) logistics related to the transportation of crude oil to the refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of refined and petrochemical products obtained from such processes; (iv) commercialization of crude oil; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are derived primarily from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

HORACIO DANIEL MARÍN

President

14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

It incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream business segment and third parties and the purchase of natural gasoline and natural gas to be consumed in the refinery and petrochemical industrial complexes and propane and butane from the Gas and Power business segment.

•	Gas and Power

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment and its commercialization; (ii) commercial and technical operation of the LNG regasification terminal in Escobar by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of natural gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, the Gas and Power business segment undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and natural gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are largely derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of natural gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.

It incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

•	Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN

President

15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the six-month period ended June 30, 2024
Revenues	121		7,710	1,158	256	-	9,245
Revenues from intersegment sales	4,035		29	186	478	(4,728)	-

Revenues	4,156		7,739	1,344	734	(4,728)	9,245

Operating profit or loss	767	(3)	842	-	(131)	(222)	1,256
Income from equity interests in associates and joint ventures	-		22	134	-	-	156

Net financial results							(420)
Net profit before income tax							992
Income tax							200
Net profit for the period							1,192

Acquisitions of property, plant and equipment	1,952		523	29	42	-	2,546
Acquisitions of right-of-use assets	22		52	23	-	-	97

Other income statement items
Depreciation of property, plant and equipment (2)	851		227	26	33	-	1,137
Amortization of intangible assets	-		14	6	-	-	20
Depreciation of right-of-use assets	81		38	14	-	-	133
Impairment of property, plant and equipment	-		-	-	5	-	5

Balance as of June 30, 2024
Assets	12,487		9,940	3,401	2,047	(336)	27,539

HORACIO DANIEL MARÍN

President

16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the six-month period ended June 30, 2023
Revenues	85		7,350	1,045	133	-	8,613
Revenues from intersegment sales	3,639		57	189	512	(4,397)	-

Revenues	3,724		7,407	1,234	645	(4,397)	8,613

Operating profit or loss	219	(3)	451	3	(154)	37	556
Income from equity interests in associates and joint ventures	-		17	166	-	-	183

Net financial results							142
Net profit before income tax							881
Income tax							(160)
Net profit for the period							721

Acquisitions of property, plant and equipment	2,032		495	97	48	-	2,672
Acquisitions of right-of-use assets	77		13	21	-	-	111

Other income statement items
Depreciation of property, plant and equipment (2)	1,204		232	32	32	-	1,500
Amortization of intangible assets	-		14	5	-	-	19
Depreciation of right-of-use assets	66		35	9	-	-	110
Impairment of property, plant and equipment	-		-	-	-	-	-

Balance as of December 31, 2023
Assets	11,129		9,916	2,282	1,826	(118)	25,035

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes (55) and (6) of unproductive exploratory drillings as of June 30, 2024 and 2023.

HORACIO DANIEL MARÍN

President

17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of June 30, 2024 and December 31, 2023, and their allocation to their fair value levels:

	As of June 30, 2024
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	264	-	-	264

	264	-	-	264

Cash and cash equivalents:
- Mutual funds	127	-	-	127

	127	-	-	127

	391	-	-	391

	As of December 31, 2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	114	-	-	114

	114	-	-	114

Cash and cash equivalents:
- Mutual funds	96	-	-	96

	96	-	-	96

	210	-	-	210

(1)	See Note 15.

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the six-month period ended June 30, 2024, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

During the six-month period ended June 30, 2024, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining financial loans, amounted to 8,365 and 7,547 as of June 30, 2024 and December 31, 2023, respectively.

The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.	INTANGIBLE ASSETS

	June 30, 2024	December 31, 2023
Net book value of intangible assets	429	407
Provision for impairment of intangible assets	(40)	(40)

	389	367

HORACIO DANIEL MARÍN

President

18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

8.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the six-month period ended June 30, 2024 and as of the year ended December 31, 2023 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

Cost
Increases	31	-	2	33
Translation effect	-	-	(60)	(60)
Adjustment for inflation (1)	-	-	36	36
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	28	-	9	37
Translation effect	-	-	(29)	(29)
Adjustment for inflation (1)	-	-	18	18
Decreases, reclassifications and other movements	-	-	-	-

Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

Cost
Increases	26	-	2	28
Translation effect	-	-	(6)	(6)
Adjustment for inflation (1)	-	-	39	39
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	13	-	7	20
Translation effect	-	-	(4)	(4)
Adjustment for inflation (1)	-	-	23	23
Decreases, reclassifications and other movements	-	-	-	-

Cost	990	110	466	1,566
Accumulated amortization	716	-	421	1,137

Balance as of June 30, 2024	274	110	45	429

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2024	December 31, 2023
Net book value of property, plant and equipment	18,117	20,532
Provision for obsolescence of materials and equipment	(172)	(171)
Provision for impairment of property, plant and equipment	(522)	(2,649)

	17,423	17,712

HORACIO DANIEL MARÍN

President

19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the six-month periods ended June 30, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,395	50,087	8,677	528	1,195	3,880	38	832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294	5,494	359	-	-	-	761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	3,183	169	1,195	3,880	38	71	418	573	246	18,261

Cost
Increases	1	511	99	6	1,282	4,161	119	4	-	-	8	6,191
Translation effect	(178)	-	-	(55)	(19)	(46)	-	(30)	-	(904)	(223)	(1,455)
Adjustment for inflation (1)	106	-	-	33	11	27	-	18	-	537	131	863
Decreases, reclassifications and other movements	16	2,503	135	165	(1,030)	(2,357)	(26)	45	39	18	(3)	(495)

Accumulated depreciation
Increases	28	2,692	364	30	-	-	-	36	64	10	28	3,252
Translation effect	(96)	-	-	(36)	-	-	-	(27)	-	(455)	(150)	(764)
Adjustment for inflation (1)	57	-	-	22	-	-	-	16	-	270	88	453
Decreases, reclassifications and other movements	(1)	(92)	-	(5)	-	-	-	-	(8)	-	(2)	(108)

Cost	1,340	53,101	8,911	677	1,439	5,665	131	869	1,382	810	843	75,168
Accumulated depreciation	688	44,894	5,858	370	-	-	-	786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	3,053	307	1,439	5,665	131	83	401	399	195	20,532

Cost
Increases	-	7	25	4	653	1,774	77	1	-	-	5	2,546
Translation effect	(19)	-	-	(6)	(2)	(3)	-	(4)	-	(92)	(22)	(148)
Adjustment for inflation (1)	117	-	-	38	12	19	-	24	-	572	140	922
Decreases, reclassifications and other movements	(118)	(26,802)	87	(21)	(530)	(1,927)	(55)	(29)	35	7	(22)	(29,375)	(2)

Accumulated depreciation
Increases	15	1,093	173	20	-	-	-	18	31	12	17	1,379
Translation effect	(10)	-	-	(4)	-	-	-	(3)	-	(46)	(16)	(79)
Adjustment for inflation (1)	62	-	-	25	-	-	-	17	-	289	100	493
Decreases, reclassifications and other movements	(72)	(25,222)	1	(53)	-	-	-	(49)	(4)	-	(34)	(25,433)	(2)

Cost	1,320	26,306	9,023	692	1,572	5,528	153	861	1,417	1,297	944	49,113
Accumulated depreciation	683	20,765	6,032	358	-	-	-	769	1,008	666	715	30,996

Balance as of June 30, 2024	637	5,541	2,991	334	1,572	5,528	153	92	409	631	229	18,117

(1)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 29,102 and 25,393 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the six-month periods ended June 30, 2024 and 2023, the rate of capitalization was 7.66% and 8.13%, respectively, and the amount capitalized amounted to 4 and 10, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the six-month period ended June 30, 2024 and as of the year ended December 31, 2023:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2022	151

Increases charged to profit or loss	24
Applications due to utilization	(4)
Translation effect	(2)
Adjustment for inflation (1)	2

Balance as of December 31, 2023	171

Increases charged to profit or loss	1
Applications due to utilization	-
Translation effect	-
Adjustment for inflation (1)	-

Balance as of June 30, 2024	172

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the six-month period ended June 30, 2024 and as of the year ended December 31, 2023:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2022	600

Increases charged to profit or loss (1)	2,288
Depreciation (2)	(236)
Translation effect	(7)
Adjustment for inflation (3)	4
Reclassifications	-

Balance as of December 31, 2023	2,649

Increases charged to profit or loss	5
Depreciation (2)	(242)
Translation effect	(1)
Adjustment for inflation (3)	4
Reclassifications (4)	(1,893)

Balance as of June 30, 2024	522

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)	Includes 1,893 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements.

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. Accordingly, the assets were reclassified from “Property, plant and equipment” line item to “Assets held for sale” line item and the related provision for hydrocarbon wells abandonment obligations to “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.

The carrying amount of the assets may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets. In addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals. See Notes 2.b.13) and 38 to the annual consolidated financial statements and Note 38.

HORACIO DANIEL MARÍN

President

21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the six-month period ended June 30, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	33	495	283	100	370	1,281
Accumulated depreciation	19	301	209	44	167	740

Balance as of December 31, 2022	14	194	74	56	203	541

Cost
Increases	13	93	169	1	128	404
Translation effect	(1)	-	-	(18)	-	(19)
Adjustment for inflation (1)	-	-	-	11	-	11
Decreases, reclassifications and other movements	(5)	(21)	(1)	-	-	(27)

Accumulated depreciation
Increases	6	119	43	9	111	288
Translation effect	(1)	-	-	(10)	-	(11)
Adjustment for inflation (1)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(4)	-	-	-	(4)

Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

Cost
Increases	9	3	47	-	38	97
Translation effect	-	-	-	(2)	-	(2)
Adjustment for inflation (1)	1	-	-	10	-	11
Decreases, reclassifications and other movements	-	(5)	(4)	-	-	(9)

Accumulated depreciation
Increases	3	58	39	6	58	164
Translation effect	-	-	-	(1)	-	(1)
Adjustment for inflation (1)	1	-	-	8	-	9
Decreases, reclassifications and other movements	-	(5)	(4)	-	-	(9)

Cost	50	565	494	102	536	1,747
Accumulated depreciation	28	469	287	62	336	1,182

Balance as of June 30, 2024	22	96	207	40	200	565

(1)

Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Amount of investments in associates	185	142
Amount of investments in joint ventures	1,560	1,534

	1,745	1,676

HORACIO DANIEL MARÍN

President

22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the six-month period ended June 30, 2024 and as of the year ended December 31, 2023 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2022	1,905

Acquisitions and contributions	5
Income on investments in associates and joint ventures	94
Distributed dividends	(275)
Translation differences	(99)
Adjustment for inflation (1)	46

Balance as of December 31, 2023	1,676

Acquisitions and contributions	-
Income on investments in associates and joint ventures	156
Distributed dividends	(137)
Translation differences	(7)
Adjustment for inflation (1)	57

Balance as of June 30, 2024	1,745

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income. See Note 2.b.1) to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the six-month periods ended June 30, 2024 and 2023. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the six-month periods ended June 30,		For the six-month periods ended June 30,
	2024	2023	2024	2023
Net income	13	13	143	170
Other comprehensive income	31	1	19	(15)

Comprehensive income	44	14	162	155

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARÍN

President

23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of June 30, 2024 and December 31, 2023, as well as the results for the six-month periods ended June 30, 2024 and 2023, are detailed below:

	June 30, 2024 (1)	December 31, 2023 (1)
Total non-current assets	2,073	2,102
Cash and cash equivalents	233	114
Other current assets	239	152
Total current assets	472	266

Total assets	2,545	2,368

Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	755	720
Other non-current liabilities	213	204
Total non-current liabilities	968	924
Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	276	188
Other current liabilities	117	143
Total current liabilities	393	331

Total liabilities	1,361	1,255

Total shareholders’ equity (2)	1,184	1,113

Dividends received (3)	-	35

Closing exchange rates	910.50	806.95

	For the six-month periods ended June 30,
	2024 (1)	2023 (1)
Revenues	249	253
Interest income	3	46
Depreciation and amortization	(79)	(64)
Interest loss	(29)	(29)
Income tax	(7)	9
Operating profit	86	152

Net profit	71	99
Other comprehensive income	138	423

Total comprehensive income	209	522

Average exchange rates	857.91	211.75

(1)

The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.
(3)	The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.

HORACIO DANIEL MARÍN

President

24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12. INVENTORIES

	June 30, 2024		December 31, 2023
Finished goods	985		1,052
Crude oil and natural gas	457		507
Products in process	28		45
Raw materials, packaging materials and others	107		79

	1,577	(1)	1,683	(1)

(1)	As of June 30, 2024 and December 31, 2023, the cost of inventories does not exceed their net realizable value.

13. OTHER RECEIVABLES

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	-	13	-	11
Tax credit and export rebates	90	56	83	44
Loans and balances with related parties (1)	125	11	43	6
Collateral deposits	-	13	-	13
Prepaid expenses	16	29	18	33
Advances and loans to employees	-	4	-	3
Advances to suppliers and custom agents (2)	-	138	-	84
Receivables with partners in JA	5	190	8	155
Insurance receivables	-	-	-	-
Miscellaneous	7	28	7	32

	243	482	159	381
Provision for other doubtful receivables	(1)	-	(1)	-

	242	482	158	381

(1) See Note 36 for information about related parties.
(2) Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	43	1,770	43	1,020
Provision for doubtful trade receivables	(11)	(67)	(12)	(47)

	32	1,703	31	973

(1) See Note 36 for information about related parties.
(2) See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the six-month period ended June 30, 2024 and for the fiscal year ended December 31, 2023:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2022	55	(2)	76

Increases charged to expenses	-		20
Decreases charged to income	-		(2)
Applications due to utilization	-		(3)
Net exchange and translation differences	(43)		(42)
Result from net monetary position (1)	-		(2)

Balance as of December 31, 2023	12	(2)	47

Increases charged to expenses	-		64	(3)
Decreases charged to income	-		(1)
Applications due to utilization	-		(39)	(3)
Net exchange and translation differences	(1)		(3)
Result from net monetary position (1)	-		(1)

Balance as of June 30, 2024	11	(2)	67

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(3)	Mainly including credits with CAMMESA, see Note 36.

HORACIO DANIEL MARÍN

President

25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	-	81	-	99
Private securities - NO and stock market promissory notes	7	8	8	4
Term deposits	-	-	-	47	(2)

	7	89	8	150

Investments at fair value through profit or loss
Public securities (1)	-	264	-	114

	-	264	-	114

	7	353	8	264

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	June 30, 2024	December 31, 2023
Cash and banks (1)	434	230
Short-term investments (2) (3)	480	797
Financial assets at fair value through profit or loss (4)	127	96

	1,041	1,123

(1)	Includes balances granted as collateral. See Note 34.e) to the annual consolidated financial statements.
(2)	Includes 232 and 727 of BCRA bills as of June 30, 2024 and December 31, 2023, respectively.
(3)	Includes 143 and 45 of term deposits and other investments with the BNA as of June 30, 2024 and December 31, 2023, respectively.
(4)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the six-month period ended June 30, 2024 and for the fiscal year ended December 31, 2023 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Non-current		Current		Non-current	Current	Non-current		Current	Non-current	Current
Balance as of December 31, 2022	571		22		96	46	1,904		131	2,571	199

Increases charged to expenses	89		3		80	-	264		-	433	3
Decreases charged to income	(26)		(6)		-	-	(12)		-	(38)	(6)
Applications due to utilization	(1)		(318)	(3)	-	(50)	-		(122)	(1)	(490)
Net exchange and translation differences	(110)		(1)		(52)	(38)	-		-	(162)	(39)
Result from net monetary position (1)	(1)		-		-	-	-		-	(1)	-
Reclassifications and other movements	(456)	(2)	321		(76)	76	390		117	(142)	514

Balance as of December 31, 2023	66		21		48	34	2,546		126	2,660	181

Increases charged to expenses	47		-		80	-	89		-	216	-
Decreases charged to income	(3)		-		-	-	-		-	(3)	-
Applications due to utilization	(3)		(2)		-	(22)	-		(20)	(3)	(44)
Net exchange and translation differences	(4)		-		(1)	(5)	-		-	(5)	(5)
Result from net monetary position (1)	(1)		-		-	-	-		-	(1)	-
Reclassifications and other movements	(2)		2		(47)	47	(2,044)	(4)	20	(2,093)	69

Balance as of June 30, 2024	100		21		80	54	591		126	771	201

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 134 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 286 reclassified as current “Provision for lawsuits and contingencies” due to the Trust Settlement Agreement, see Notes 16.a.2) and 32 to the annual consolidated financial statements, respectively.

(3)	Includes the payment of the amount for the Trust Settlement Agreement, see Note 32 to the annual consolidated financial statements.
(4)

Includes 2,023 reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements and Note 9.

Provisions are described in Note 16 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

In relation to such tax criteria, the income tax expense contemplates the application of the integral inflation adjustment mechanism applicable to property, plant and equipment, and the indexation of the accumulated tax losses carryforward until the concurrence of the projected tax result of the fiscal year 2024, all considering that the assumption of confiscation would be verified in accordance with the jurisprudence of the CSJN in force as of the date of issuance of these consolidated financial statements.

The Company considers having strong arguments to successfully defend such assumed tax criteria, in the event of a possible controversy with the tax authorities, in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments”. As of June 30, 2024, the assumed tax criteria generates a profit of 336.

The income tax charge for the six-month period ending June 30, 2024 is a profit of 200. The amount accrued for the six-periods ending June 30, 2024 and 2023 is as follows:

	For the six-month periods ended June 30,
	2024	2023
Current income tax	(32)	(26)
Deferred income tax	232	(134)

	200	(160)

The reconciliation between the income tax charge for the six-month periods ended June 30, 2024 and 2023 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the six-month periods ended June 30,
	2024	2023
Net profit before income tax	992	881
Average tax rate (1)	25.30%	25.31%

Average tax rate applied to net profit before income tax	(251)	(223)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	1,119	229
Effect of exchange differences and other results associated to the valuation of the currency, net (2)	(1,353)	32
Effect of the valuation of inventories	(71)	(153)
Income on investments in associates and joint ventures	39	46
Effect of tax rate change (3)	354	(237)
Effect of application of indexation mechanisms	336	-
Miscellaneous	27	146	(4)

Income tax	200	(160)

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remedation of deferred income tax balances at the time of reversal, see Note 35.e.1) to the annual consolidated financial statements.
(4)	Includes 32 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.

HORACIO DANIEL MARÍN

President

27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

18. INCOME TAX (cont.)

The breakdown of the Group’s deferred tax assets and liabilities as of June 30, 2024 and December 31, 2023 is as follows:

	June 30, 2024		December 31, 2023
Deferred tax assets
Provisions and other non-deductible liabilities	167		113
Lease liabilities	211		234
Tax losses carryforward	14		1,782
Miscellaneous	-		1

Total deferred tax assets	392		2,130

Deferred tax liabilities
Property, plant and equipment and others (1)	(497)		(2,017)
Adjustment for tax inflation (2)	(575)		(1,078)
Right-of-use assets	(198)		(221)
Miscellaneous	(30)		(38)

Total deferred tax liabilities	(1,300)		(3,354)

Total Net deferred tax	(908)	(3)	(1,224)

(1)	Includes the deferred tax corresponding to property, plant and equipment, intangible assets, assets held for sale and inventories.
(2)

Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1) to the annual consolidated financial statements.

(3)

Includes (45) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and includes 129 corresponding to the effect of the translation.

As of June 30, 2024 and December 31, 2023, the causes that generated imputations within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of June 30, 2024 and December 31, 2023 the Group has classified as deferred tax assets 19 and 18, respectively, and as deferred tax liability 927 and 1,242, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

19. TAXES PAYABLE

	June 30, 2024	December 31, 2023
VAT	50	22
Withholdings and perceptions	53	21
Royalties	93	75
Fuels tax	52	-
Turnover tax	15	7
Miscellaneous	16	14

	279	139

20. SALARIES AND SOCIAL SECURITY

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Salaries and social security	-	76	-	58
Bonuses and incentives provision	-	109	-	104
Cash-settled share-based payments provision (2)	2	-	-	-
Vacation provision	-	79	-	45
Other employee benefits (1)	2	4	-	3

	4	268	-	210

(1)	Includes the voluntary retirement plan executed by the Group.
(2)	Corresponding to the Value Generation Plan. See Note 37.

HORACIO DANIEL MARÍN

President

28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

21. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the six-month period ended June 30, 2024 and for the fiscal year ended December 31, 2023, are as follows:

Lease liabilities
Balance as of December 31, 2022	566

Leases increases	404
Financial accretions	77
Leases decreases	(23)
Payments	(359)
Net exchange and translation differences	-
Result from net monetary position (1)	1

Balance as of December 31, 2023	666

Leases increases	97
Financial accretions	38
Leases decreases	-
Payments	(198)
Net exchange and translation differences	-
Result from net monetary position (1)	-

Balance as of June 30, 2024	603

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

22. LOANS

			June 30, 2024			December 31, 2023
	Interest rate (1)	Maturity	Non-current	Current		Non-current	Current
Pesos:

NO	48.55% - 48.60%	2024	-	89		-	60
Loans	40.48% - 40.48%	2024-2025	-	32		9	15
Account overdrafts	38.00% - 43.00%	2024	-	248		-	56

			-	369		9	131

Currencies other than the peso:

NO (2) (3)	0.00% - 10.00%	2024-2047	6,815	598		6,191	767
Export pre-financing	1.90% - 10.90%	2024-2025	-	624	(4)	102	545	(4)
Imports financing	10.33% - 18.00%	2024-2026	6	2		-	-
Loans	0.00% - 14.09%	2024-2030	379	58		380	65

			7,200	1,282		6,673	1,377

			7,200	1,651		6,682	1,508

(1)	Nominal annual interest rate as of June 30, 2024.
(2)	Disclosed net of 16 and 3 corresponding to YPF’s own NO repurchased through open market transactions, as of June 30, 2024, and December 31, 2023, respectively.
(3)

Includes 1,311 and 1,327 as of June 30, 2024, and December 31, 2023, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 82 and 86 as of June 30, 2024, and December 31, 2023, respectively, of pre-financing of exports granted by BNA.

Set forth below is the evolution of the loans for six-month period ended June 30, 2024 and for the fiscal year ended December 31, 2023:

Loans
Balance as of December 31, 2022	7,088

Proceeds from loans	2,667
Payments of loans	(1,396)
Payments of interest	(623)
Account overdrafts, net	(3)
Accrued interest (1)	702
Net exchange and translation differences	(239)
Result from net monetary position (2)	(6)

Balance as of December 31, 2023	8,190

Proceeds from loans	1,435
Payments of loans	(1,002)
Payments of interest	(326)
Account overdrafts, net	199
Accrued interest (1)	379
Net exchange and translation differences	(24)
Result from net monetary position (2)	-

Balance as of June 30, 2024	8,851

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								June 30, 2024			December 31, 2023
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current		Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	15	-		15	-
April, February, October	2014/15/16	U.S. dollar	521	Class XXVIII	-	-	-	-	-		-	354
September	2014	Peso	1,000	Class XXXIV	BADLAR + 0.1%	48.55%	2024	-	-	(4)	-	-	(4)
April	2015	U.S. dollar	1,132	Class XXXIX	Fixed	8.50%	2025	1,132	41		1,132	41
July, December	2017	U.S. dollar	809	Class LIII	Fixed	6.95%	2027	815	24		816	25
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	530	1		530	1
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	398	-		397	-
July	2020	U.S. dollar	341	Class XIII	Fixed	8.50%	2025	-	87		43	88
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	189	233		307	235
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	757	-		758	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	555	11		553	11
February	2021	Peso	4,128	Class XIX	Fixed	3.50%	2024	-	70		-	35
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	384	10		384	10
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	220	-		229	1
January, April	2023	Peso	15,761	Class XXII	BADLAR + 3.0%	48.60%	2024	-	19		-	25
April	2023	U.S. dollar	147	Class XXIII	Fixed	0.00%	2025	-	154		158	-
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	38	-		38	-
June	2023	U.S. dollar	263	Class XXV	Fixed	5.00%	2026	261	1		262	1
September (2)	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	400	-		400	-
October (2)	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	155	-		169	-
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	789	35		-	-
May	2024	U.S. dollar	178	Class XXIX	Fixed	6.00%	2026	177	1		-	-

								6,815	687		6,191	827

(1)	Nominal annual interest rate as of June 30, 2024.
(2)	During the six-month period ended June 30, 2024, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges, expressed in millions.
(4)	As of June 30, 2024 and December 31, 2023 the registered amount is less than 1.

HORACIO DANIEL MARÍN

President

30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. OTHER LIABILITIES

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Liabilities for concessions	7	74	8	67
Liabilities for contractual claims (1)	69	43	104	49
Miscellaneous	-	6	-	6

	76	123	112	122

(1)	See Note 16.a.2) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,542	4	2,285
Guarantee deposits	-	3	-	4
Payables with partners of JA and other agreements	1	41	1	14
Miscellaneous	-	14	-	16

	5	2,600	5	2,319

(1)	See Note 36 for information about related parties.

25. REVENUES

	For the six-month periods ended June 30,
	2024	2023
Revenue from contracts with customers	9,154	8,494
National Government incentives (1)	91	119

	9,245	8,613

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 24 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the six-month period ended June 30, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	3,311	-	-	3,311
Gasolines	-	2,003	-	-	2,003
Natural gas (1)	-	8	980	-	988
Crude oil	-	446	-	-	446
Jet fuel	-	481	-	-	481
Lubricants and by-products	-	257	-	-	257
LPG	-	214	-	-	214
Fuel oil	-	69	-	-	69
Petrochemicals	-	228	-	-	228
Fertilizers and crop protection products	-	166	-	-	166
Flours, oils and grains	-	190	-	-	190
Asphalts	-	32	-	-	32
Goods for resale at gas stations	-	56	-	-	56
Income from services	-	-	-	82	82
Income from construction contracts	-	-	-	171	171
Virgin naphtha	-	69	-	-	69
Petroleum coke	-	95	-	-	95
LNG regasification	-	-	22	-	22
Other goods and services	121	80	70	3	274

	121	7,705	1,072	256	9,154

HORACIO DANIEL MARÍN

President

31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

25. REVENUES (cont.)

	For the six-month period ended June 30, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	3,333	-	-	3,333
Gasolines	-	1,726	-	-	1,726
Natural gas (1)	-	6	868	-	874
Crude oil	-	90	-	-	90
Jet fuel	-	511	-	-	511
Lubricants and by-products	-	291	-	-	291
LPG	-	210	-	-	210
Fuel oil	-	43	-	-	43
Petrochemicals	-	220	-	-	220
Fertilizers and crop protection products	-	239	-	-	239
Flours, oils and grains	-	135	-	-	135
Asphalts	-	90	-	-	90
Goods for resale at gas stations	-	58	-	-	58
Income from services	-	-	-	70	70
Income from construction contracts	-	-	-	63	63
Virgin naphtha	-	100	-	-	100
Petroleum coke	-	152	-	-	152
LNG regasification	-	-	19	-	19
Other goods and services	85	95	90	-	270

	85	7,299	977	133	8,494

(1) Includes 724 and 692 corresponding to sales of natural gas produced by the Company for the six-month periods ended June 30, 2024 and 2023, respectively. Sales channels
	For the six-month period ended June 30, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	3,483	-	-	3,483
Power plants	-	43	233	-	276
Distribution companies	-	-	90	-	90
Retail distribution of natural gas	-	-	155	-	155
Industries, transport and aviation	-	1,947	544	-	2,491
Agriculture	-	814	-	-	814
Petrochemical industry	-	324	-	-	324
Trading	-	818	-	-	818
Oil companies	-	89	-	-	89
Commercialization of LPG	-	77	-	-	77
Other sales channels	121	110	50	256	537

	121	7,705	1,072	256	9,154

	For the six-month period ended June 30, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	3,330	-	-	3,330
Power plants	-	46	218	-	264
Distribution companies	-	-	69	-	69
Retail distribution of natural gas	-	-	123	-	123
Industries, transport and aviation	-	2,067	515	-	2,582
Agriculture	-	855	-	-	855
Petrochemical industry	-	316	-	-	316
Trading	-	421	-	-	421
Oil companies	-	80	-	-	80
Commercialization of LPG	-	75	-	-	75
Other sales channels	85	109	52	133	379

	85	7,299	977	133	8,494

HORACIO DANIEL MARÍN

President

32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

25. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 7,753 and 7,622 for the six-month periods ended June 30, 2024 and 2023, respectively.

Sales in the international market amounted to 1,401 and 872 for the six-month periods ended June 30, 2024 and 2023, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	43	1,675	41	993
Contract assets	-	21	-	10
Contract liabilities	32	68	34	69

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels and agribusiness products and transportation service contracts, among others.

During the six-month periods ended June 30, 2024 and 2023 the Group has recognized 68 and 51, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

26. COSTS

	For the six-month periods ended June 30,
	2024	2023
Inventories at beginning of year	1,683	1,738
Purchases	2,149	2,596
Production costs (1)	4,201	4,363
Translation effect	(5)	(11)
Adjustment for inflation (2)	25	14
Inventories at end of the period	(1,577)	(1,892)

	6,476	6,808

(1)	See Note 27.
(2)

Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the six-month periods ended June 30, 2024 and 2023:

	For the six-month period ended June 30, 2024
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	476	144	71		7	698
Fees and compensation for services	28	114	19		-	161
Other personnel expenses	135	10	8		1	154
Taxes, charges and contributions	84	10	481	(1)	-	575
Royalties, easements and fees	562	-	1		2	565
Insurance	39	2	1		-	42
Rental of real estate and equipment	102	1	8		-	111
Survey expenses	-	-	-		25	25
Depreciation of property, plant and equipment	1,071	22	44		-	1,137
Amortization of intangible assets	14	6	-		-	20
Depreciation of right-of-use assets	127	-	6		-	133
Industrial inputs, consumable materials and supplies	248	1	6		1	256
Operation services and other service contracts	247	5	25		9	286
Preservation, repair and maintenance	742	18	26		5	791
Unproductive exploratory drillings	-	-	-		55	55
Transportation, products and charges	255	-	226		-	481
Provision for doubtful trade receivables	-	-	63		-	63
Publicity and advertising expenses	-	11	24		-	35
Fuel, gas, energy and miscellaneous	71	7	35		6	119

	4,201	351	1,044		111	5,707

(1)	Includes 105 corresponding to export withholdings and 285 corresponding to turnover tax.
(2)	Includes 19 corresponding to research and development activities.
(3)

Includes 2 corresponding to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position, in relation with Value Generation Plan.

	For the six-month period ended June 30, 2023
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	434	112	61		5	612
Fees and compensation for services	26	113	22		-	161
Other personnel expenses	126	15	6		-	147
Taxes, charges and contributions	69	8	396	(1)	-	473
Royalties, easements and fees	511	-	1		1	513
Insurance	41	2	1		-	44
Rental of real estate and equipment	80	-	8		-	88
Survey expenses	-	-	-		8	8
Depreciation of property, plant and equipment	1,435	22	43		-	1,500
Amortization of intangible assets	14	5	-		-	19
Depreciation of right-of-use assets	106	-	4		-	110
Industrial inputs, consumable materials and supplies	262	2	6		-	270
Operation services and other service contracts	246	5	26		3	280
Preservation, repair and maintenance	699	17	23		1	740
Unproductive exploratory drillings	-	-	-		6	6
Transportation, products and charges	267	1	242		-	510
Provision for doubtful trade receivables	-	-	9		-	9
Publicity and advertising expenses	-	14	24		-	38
Fuel, gas, energy and miscellaneous	47	8	30		2	87

	4,363	324	902		26	5,615

(1)	Includes 38 corresponding to export withholdings and 292 corresponding to turnover tax.
(2)	Includes 15 corresponding to research and development activities.

HORACIO DANIEL MARÍN

President

34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	For the six-month periods ended June 30,
	2024	2023
Lawsuits	(40)	(9)
Export Increase Program (1)	40	-
Miscellaneous	(2)	12

	(2)	3

(1)	See Note 35.g) to the annual consolidated financial statements.

29. NET FINANCIAL RESULTS

	For the six-month periods ended June 30,
	2024		2023
Financial income
Interest on cash and cash equivalents and investments in financial assets	24		78
Interest on trade receivables	40		44
Other financial income	4		4

Total financial income	68		126

Financial costs
Loan interest	(373)		(342)
Hydrocarbon well abandonment provision financial accretion	(176)	(1)	(132)
Other financial costs	(95)		(100)

Total financial costs	(644)		(574)

Other financial results
Exchange differences generated by loans	14		40
Exchange differences generated by cash and cash equivalents and investments in financial assets	(5)		(161)
Other exchange differences, net	32		410
Result on financial assets at fair value through profit or loss	96		172
Result from derivative financial instruments	-		2
Result from net monetary position	23		78
Export Increase Program (3)	3		-
Result from transactions with financial assets	(7)		49	(2)

Total other financial results	156		590

Total net financial results	(420)		142

(1)

Includes 87 corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 38 to the annual consolidated financial statements and Notes 9 and 17.

(2)	Includes 7 corresponding to the adjustment for inflation of the period and (13) corresponding to the effect of the translation.
(3)	See Note 35.g) to the annual consolidated financial statements.

30. INVESTMENTS IN JOINT AGREEMENTS

The assets and liabilities as of June 30, 2024 and December 31, 2023, and expenses for the six-month periods ended June 30, 2024 and 2023, of JA and other agreements in which the Group participates are as follows:

	June 30, 2024	December 31, 2023
Non-current assets (1)	5,720	5,246
Current assets	394	115

Total assets	6,114	5,361

Non-current liabilities	402	313
Current liabilities	666	483

Total liabilities	1,068	796

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.

	For the six-month periods ended June 30,
	2024	2023
Production cost	1,102	970
Exploration expenses	30	8

HORACIO DANIEL MARÍN

President

35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

31. SHAREHOLDERS’ EQUITY

As of June 30, 2024, the Company’s capital amounts to 3,919 and treasury shares amount to 14 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2024, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

On April 26, 2024, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2023 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for future dividends, the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,003,419 million of pesos (US$ 1,244 million); (iii) allocate the amount of 28,745 million of pesos (US$ 36 million) to constitute a reserve for purchase of treasury shares; and (iv) allocate the amount of 3,418,972 million of pesos (US$ 4,236 million) to constitute a reserve for investments.

During the six-month periods ended June 30, 2024 and 2023, the Company has not repurchased any of its own shares.

32. EARNINGS PER SHARE

The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the six-month periods ended June 30,
	2024	2023
Net profit	1,168	676
Weighted average number of shares outstanding	391,859,461	391,491,562
Basic and diluted earnings per share	2.98	1.73

There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.

33. CONTINGENT ASSETS AND LIABILITIES

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

33.b.1) Environmental claims

During the six-month period ended June 30, 2024, there were no significant updates to the environmental claims described in Note 33.b.1) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

33.b.2) Contentious claims

Contentious claims are described in Note 33.b.2) to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2024, are described below:

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

The appeals filed by the parties in these proceedings (see Note 33 to the annual consolidated financial statements) will be fully briefed by September 6, 2024. After the briefing is completed, the Second Circuit Court of Appeals will set a date for oral argument.

On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requests that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding.

Plaintiffs and the Republic completed their briefing on the turnover motion on July 8, 2024. The District Court may, but is not required to, hold oral argument prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Republic in accordance with applicable procedural rules. YPF is not a party to the turnover motion.

Plaintiffs are also seeking discovery of documents from YPF related to their theory that YPF could be an “alter ego” of the Republic. YPF denies that it is an alter ego and objected to Plaintiffs’ document requests. On May 28, 2024, the District Court ordered YPF to produce documents in response to Plaintiffs’ discovery requests. To date, Plaintiffs have not requested that the District Court find that YPF is an alter ego of the Republic, and the District Court’s order on discovery is not a ruling accepting Plaintiffs’ alter ego theory.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

34. CONTRACTUAL COMMITMENTS

34.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements, exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2023 are described in Note 34.a) to the annual consolidated financial statements. During the six-month period ended June 30, 2024, there were no significant updates.

34.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments are described in Note 34.b) to the annual consolidated financial statements. During the six-month period ended June 30, 2024, there were no significant transactions.

HORACIO DANIEL MARÍN

President

37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS

35.a) Regulations applicable to the hydrocarbon industry

Updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

35.a.1) Hydrocarbons Law

Through the Bases Law (see Note 35.j)), amendments were incorporated in relation to the Hydrocarbons Law, as described below:

-	Establishes that international trade of hydrocarbons will be free, according to the terms and conditions established by the PEN.

-

Establishes that exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection. The effective exercise of this right will be subject to regulations issued by the PEN, which, among other aspects, must consider: (i) the usual requirements related to the access to technically proven resources; and (ii) that the eventual objection of the SE may only be formulated within 30 days of being informed of the exports to be made, and must be based on technical or economic reasons related to the security of supply.

-	Incorporates hydrocarbon processing and natural gas storage activities, for which the national or provincial Executive Branch, as the case may be, may grant storage and/or processing authorizations.

-	Changes the legal figure of “transport concession” to the figure of “transport authorization”.

-

Establishes that exploitation concessions and transportation concessions granted prior to the enactment of the Base Law will continue to be governed until their expiration by the legal framework existing at the date of approval of the Bases Law.

-

Determines that in exploitation concession bidding processes the royalties to be paid to the application authority will be offered by the concessionaire, determining that the royalty to be offered will be 15% plus or minus a percentage to be chosen by the bidder.

-

Other modifications establish that: (i) the request for conversion of a conventional exploitation concession into a non-conventional exploitation concession will only be available until December 31, 2028 and its term will be 35 years without extensions; (ii) for new exploitation concessions, the national or provincial Executive Branch, as applicable, at the time of defining the terms and conditions of the bidding, may determine in a reasoned manner other terms of up to 10 years more than those provided for in the Hydrocarbons Law; (iii) owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process may request an authorization to transport hydrocarbons and/or their derivatives to their industrialization facilities and from the same to subsequent industrialization or commercialization process centers and/or facilities; (iv) those authorized to process hydrocarbons must process hydrocarbons from third parties up to a maximum of 5% of the capacity of their facilities; and (v) the fee for each square kilometer or fraction thereof that a holder of an exploration permit must pay annually and in advance shall be calculated according to a scale determined by the price of a barrel of oil quoted on the “Frontline ICE Brent”.

35.b) Regulations applicable to the Downstream segment

During the six-month period ended June 30, 2024, there were no significant updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.c) Regulations applicable to the Gas and Power segment

Updates to the regulatory framework described in Note 35.c) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

35.c.1) Transportation, distribution and commercialization of natural gas

Through the Bases Law (see Note 35.j)), amendments were incorporated in relation to the Gas Law, as described below:

-	The PEN is entrusted with regulating natural gas exports following the same terms and conditions as for liquid hydrocarbon exports as described in Note 35.a.1).

-	Establishes a special regime for long-term firm export authorizations for liquefied natural gas.

-	Incorporates the figure of “underground natural gas storage authorizations in depleted natural hydrocarbon reservoirs”.

-	Contemplates the possibility for the providers of public natural gas distribution and transportation services to request the renewal of their licenses for an additional 20-year period.

-	Creates the “Ente Nacional Regulador del Gas y la Electricidad”, which will replace and assume the functions of the “Ente Nacional Regulador de la Electricidad” (“ENRE”) and ENARGAS.

35.c.2) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

On April 3, 2024, ENARGAS Resolution No. 120/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date, and the tariff update formula applicable on such transition tariff tables as from May 2024. On May 27, 2024, the tariff updates corresponding to May, June and July 2024 were postponed by instruction of the SE to ENARGAS, which generated an objection by Metrogas to such instructions.

On June 6, 2024, ENARGAS Resolution No. 260/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date. See Note 35.d).

These transition measures will remain in force until the rates resulting from the RTI come into force, in accordance with the provisions of Decree No. 55/2023.

35.d) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On March 27, 2024, SE Resolution No. 41/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024; and instructed that, for the purpose of transferring the prices of natural gas to the tariff schemes of the public service of distribution of natural gas, ENARGAS issue the tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

HORACIO DANIEL MARÍN

President

39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On 5 June 2024, SE Resolution No. 93/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from June 2024 and leaves without effect the instruction to ENARGAS to issue tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes. See Note 35.c.2).

35.e) Investment incentive programs

Large Investment Incentive Regime (“RIGI”)

The Bases Law (see Note 35.j)) created the RIGI, intended to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights. This regime seeks to encourage investments, promote economic development, create employment and strengthen local production chains.

The RIGI is aimed at investment projects in the forestry industry, tourism, infrastructure, mining, technology, iron and steel, energy and oil and gas sectors, with a minimum investment per sector or subsector or productive stage equal to or greater than a range between US$ 200,000,000 up to US$ 900,000,000 in computable assets, as established by the application authority. Interested parties have 2 years to adhere to the RIGI, submitting and obtaining the approval of an investment plan by the application authority.

The benefits of the RIGI include a 25% income tax rate, accelerated amortization of investments, non-expirable tax loss carryforwards, indexing tax losses by the Internal Wholesale Price Index (“IPIM”) published by the INDEC, and exemptions from import and export duties, among others. In addition, foreign exchange incentives are established, such as the free availability of foreign currency on a staggered basis obtained from exports and certain flexibility related to financing. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative changes.

35.f) Tax regulations

During the six-month period ended June 30, 2024, there were no significant updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements.

35.g) Custom regulations

Updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

On July 1, 2024, AFIP General Resolution No. 5,520/2024 was published in the BO, which extend, until December 31, 2024, the provisions established of AFIP General Resolution No. 5,339/2023, as amended (see Note 35.f.2) to the annual consolidated financial statements).

35.h) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

On April 18, 2024, the BCRA issued Communication “A” 7,994 which allows the possibility of applying the collection of exports to the payment of capital and interest on financial debts abroad that are settled in the Foreign Exchange Market from April 19, 2024 and as long as the following conditions are met: (i) the average life of the debt is not less than 3 years; and (ii) the first capital payment is not made before the year it was entered and settled in the Foreign Exchange Market; and established the possibility of not filing for the BCRA’s prior approval process more than 3 days before the maturity of the capital and interest for access to the Foreign Exchange Market when debt payments abroad are anticipated and as long as the following conditions are met: (i) the access occurs simultaneously with the settlement of a new financial debt granted by a local financial entity from a line of credit from abroad as of April 19, 2024; (ii) the average life of the new debt is greater than the average remaining life of the anticipated debt; and (ii) the accumulated amount of principal maturities of the new indebtedness does not exceed the accumulated amount of principal maturities of the anticipated debt.

HORACIO DANIEL MARÍN

President

40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On June 28, 2024 the BCRA issued Communication “A” 8,055 that established financial entities may give access to the Foreign Exchange Market for the cancellation in the country or abroad of principal and interest of debt securities denominated in foreign currency, as long as such securities have been fully subscribed abroad and the funds obtained have been settled in the Foreign Exchange Market.

On July 4, 2024 the BCRA issued Communication “A” 8,059 by means of which the requirement of prior conformity by the BCRA is eliminated to make payments through the Foreign Exchange Market to foreign related counterparties for the following concepts: (i) interests on commercial debts for the import of goods and services whose maturity date are from July 5,2024; (ii) interest on other commercial debts; and (iii) interest on financial indebtedness. In (ii) and (iii) above, access to the Foreign Exchange Market must comply with certain requirements set forth in the aforementioned Communication.

35.i) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

Updates to the regulatory framework described in Note 35.h) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023, and, as of the date of issuance of these condensed interim consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress.

35.j) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”)

On July 8, 2024, the Bases Law was published in the BO, which introduces several amendments to the Argentine legal framework including, among others: (i) the declaration of emergency in administrative, economic, financial and energy matters for a term of 1 year; (ii) the administrative reorganization of the National State; (iii) the privatization of certain companies and corporations wholly or majority owned by the State; (iv) amendments to the Administrative Procedures Law No. 19,549; (v) amendments in the energy and oil and gas matters (see Notes 35.a.1) and 35.c.1)); (vi) the creation of the RIGI to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights (see Note 35.e)); and (vii) a labor and union reform.

HORACIO DANIEL MARÍN

President

41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the table below shows the balances with associates and joint ventures as of June 30, 2024:

	June 30, 2024
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract assets
	Non-Current	Current	Current	Non-Current	Current	Current	Current
Joint Ventures:
YPF EE	-	5	9	1	3	38	-
Profertil	-	-	19	-	-	11	-
MEGA	-	-	75	-	-	1	8
Refinor	-	-	16	-	4	1	-
OLCLP	-	-	-	-	-	2	-
Sustentator	-	-	-	-	-	-	-
OTA	-	-	-	-	-	2	-
OTC	-	-	-	-	-	-	-

	-	5	119	1	7	55	8

Associates:
YPF Gas	-	3	13	-	-	3	-
Oldelval	106	3	-	5	-	11	-
Termap	-	-	-	-	-	3	-
GPA	-	-	-	-	-	6	-
Oiltanking	19	-	-	1	-	4	-
Gas Austral	-	-	-	-	-	-	-

	125	6	13	6	-	27	-

	125	11	132	7	7	82	8

The information detailed in the table below shows the balances with associates and joint ventures as of December 31, 2023:

	December 31, 2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract assets
	Non-Current	Current	Current	Non-Current	Current	Current	Current
Joint Ventures:
YPF EE	-	5	5	4	-	39	-
Profertil	-	-	15	-	-	15	-
MEGA	-	-	15	-	-	-	3
Refinor	-	-	12	-	4	1	-
OLCLP	-	-	-	-	-	2	-
Sustentator	-	-	-	-	-	-	-
OTA	-	-	-	-	-	1	-
OTC	-	-	-	-	-	1	-

	-	5	47	4	4	59	3

Associates:
YPF Gas	-	1	6	-	-	1	-
Oldelval	43	-	-	4	-	10	-
Termap	-	-	-	-	-	2	-
GPA	-	-	-	-	-	1	-
Oiltanking	-	-	-	-	-	4	-
Gas Austral	-	-	-	-	-	-	-

	43	1	6	4	-	18	-

	43	6	53	8	4	77	3

HORACIO DANIEL MARÍN

President

42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information detailed in the table below shows the transactions with associates and joint ventures for the six-month periods ended June 30, 2024 and 2023:

	For the six-month periods ended June 30,
	2024			2023
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	13	51	-	12	59	-
Profertil	48	54	-	37	72	-
MEGA	158	3	-	124	1	-
Refinor	36	5	1	43	11	-
OLCLP	-	6	-	1	6	-
Sustentator	-	-	-	1	-	-
OTA	-	8	-	-	2	-
OTC	-	-	-	-	1	-

	255	127	1	218	152	-

Associates:
YPF Gas	28	2	-	26	4	1
Oldelval	-	30	-	-	31	-
Termap	-	11	-	-	11	-
GPA	-	10	-	-	8	-
Oiltanking	-	17	-	-	13	-
Gas Austral	2	-	-	2	-	-

	30	70	-	28	67	1

	285	197	1	246	219	1

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s clients and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (16)				Transactions
		Receivables / (Liabilities)				Income / (Costs)
						For the six-month periods ended June 30,
Client / Suppliers	Ref.	June 30, 2024		December 31, 2023		2024	2023
SGE	(1) (14)	90		23		84	64
SGE	(2) (14)	3		2		3	3
SGE	(3) (14)	-	(15)	-	(15)	-	-
SGE	(4) (14)	5		4		2	4
SGE	(5) (14)	7		8		-	-
Ministry of Transport	(6) (14)	2		2		2	15
AFIP	(7) (14)	-		20		-	33
CAMMESA	(8)	101		59		247	221
CAMMESA	(9)	(16)		(3)		(25)	(16)
ENARSA	(10)	64		25		68	54
ENARSA	(11)	(83)		(62)		(30)	(20)
Aerolíneas Argentinas S.A.	(12)	37		43		167	189
Agua y Saneamientos Argentinos S.A.	(13)	-		2		-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2) to the annual consolidated financial statements.
(3)

Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. See Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that Natural Gas Piping Distribution Service licensed companies receive from their users for the benefit of Metrogas.
(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price. See Note 36 to the annual consolidated financial statements.
(7)	Benefits of the RIAIC. See Note 35.e.3) to the annual consolidated financial statements.
(8)	Sales of fuel oil, diesel and natural gas.
(9)	Purchases of electrical energy.
(10)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(11)	Purchases of natural gas and crude oil.
(12)	Sales of jet fuel.
(13)	Sales of assets held for disposal.
(14)	Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”. See Note 2.b.12) to the annual consolidated financial statements.
(15)	As of June 30, 2024 and December 31, 2023 the registered amount is less than 1.
(16)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN

President

43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029, 2030 and 2038, and BCRA bonds identified as investments in financial assets at fair value through profit or loss, and bills and bonds issued by the National Government and BCRA bonds identified as investments in financial assets at amortized cost (see Note 15). Additionally, the Group holds BCRA bills identified as cash and cash equivalents (see Note 16).

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the six-month periods ended June 30, 2024 and 2023, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 227 and 160, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of June 30, 2024 and December 31, 2023 amounts to 64 and 38, respectively. See Note 36 to the annual consolidated financial statements.

On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which establishes an exceptional, transitory and unique payment regime for the balance of the MEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the MEM’s creditors, and instructs CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, to be cancelled as follows: (i) the economic transactions of December 2023 and January 2024, through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024, with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Goverment to the “Fondo Unificado con Destino al Fondo de Estabilización”.

As of June 30, 2024, as mentioned above, the Group has recognized a charge for doubtful sales receivables of 40 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) to the annual consolidated financial statements), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 26 and 8, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the six-month periods ended June 30, 2024 and 2023:

	For the six-month periods ended June 30,
	2024	2023
Short-term benefits (1)	14	8
Share-based benefits	3	1
Post-retirement benefits (2)	-	-
Termination benefits	-	1

	17	10

(1)	Does not include social security contributions of 3 and 2 for the six-month periods ended June 30, 2024 and 2023, respectively.
(2)	As of June 30, 2024 and 2023 the registered amount is less than 1.

In relation to the compensation accrued corresponding to the key personnel of YPF’s administration, and considering the unification of the positions of President and CEO, approved by the Shareholder Meeting of January 26, 2024, the Company reorganized the structure and positions dependent on the President and CEO, restructuring the Executive Committee’s Vice Presidencies (“VPs”) into 14, including the re-categorization of 3 Executive Managers Departments as VPs and removing 11 advisors.

HORACIO DANIEL MARÍN

President

44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

In addition, the Company performed an external benchmark analysis of the Board of Directors’ fees and compensation of first-line executives. The conclusions were presented to the Compensation and Nomination Committee and, as a result, the components of the total compensation package were aligned with YPF’s strategic plan and market standards for local and international listed companies of similar magnitude.

As detailed in Note 37, a “Value Generation Plan” applicable to eligible members of YPF’s Management and a variable compensation based on results (“CVR”) which applies to 100% of the Company’s employees, with the exception of the President and CEO and commercial agents, were implemented.

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 2 and 1 for the six-month periods ended June 30, 2024 and 2023, respectively.

Performance bonus programs

These programs cover certain of the Group’s personnel and are paid in cash. These bonuses are mainly based on compliance with VPs and related management objectives. They are calculated considering the annual compensation of each employee and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable bonus program based on corporate results (“CVR”) was implemented. This will be paid based on the Group’s net profit before income tax, if it is positive.

The amount charged to expense related to the performance bonus programs was 97 and 60 for the six-month periods ended June 30, 2024 and 2023, respectively.

Share-based benefit plans

In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this Plan, the Company granted 4.6 million performance stock appreciation rights (“PSARs”) to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company with the support of a management consulting firm (Mercer) which advised on its design and implementation.

As of June 30, 2024, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 9.03 per PSARs.

PSARs expense is determined based on the grant-date fair value of the awards. Fair value is calculated using Monte Carlo simulation model, which requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected term and risk-free interest rate.

The amount charged to expense in relation with Value generation Plan was 2, for the six-month period ended June 30, 2024.

The amount charged to expense in relation with the remainder of the share-based plans was 2 and 1 to be settled in equity instruments, and 9 and 11 to be settled in cash, for the six-month periods ended June 30, 2024 and 2023, respectively.

Note 2.b) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

HORACIO DANIEL MARÍN

President

45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, or as otherwise indicated)

38. SUBSEQUENT EVENTS

On July 1, 2024 the Company issued Class XXX NO denominated in U.S. dollars, to be integrated in cash and in pesos at the integration exchange rate and payable in pesos at the applicable exchange rate with maturity in 24 months for an amount of 185 at an issue price of US$ 102 per US$ 100 of nominal value. These NO accrue interest at a fixed annual nominal rate of 1%.

On August 5, 2024, assignment agreements have been signed for 6 groups of assets (15 conventional areas), subject to the compliance of closing conditions including applicable regulatory and provincial approvals. The Company continues to develop the process of assignment or reversal of the remaining assets available for sale as well as compliance with the closing conditions indicated above. As of the date of issuance of these condensed interim consolidated financial statements and considering the elements of judgment available at such date, the Company expects to comply with the plan within the terms and conditions duly approved by the Board of Directors of the Company on February 29, 2024.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of June 30, 2024, should have been considered in such financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 8, 2024.

HORACIO DANIEL MARÍN

President

Item 2

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

1

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine Basin (Cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11“Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas Basin (Cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

2

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 48 beginning on January 1, 2024.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of crude oil, natural gas and other minerals and refining, commercialization and distribution of crude oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Commerce of Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024 registered with the Public Registry of Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024 under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

3

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	Notes	June 30, 2024	December 31, 2023
ASSETS
Non-current assets
Intangible assets	8	353,902	296,517
Property, plant and equipment	9	15,863,376	14,293,427
Right-of-use assets	10	514,506	509,183
Investments in associates and joint ventures	11	1,588,879	1,351,881
Deferred income tax assets, net	18	17,574	14,166
Other receivables	13	220,212	127,286
Trade receivables	14	29,447	25,195
Investments in financial assets	15	6,302	6,738

Total non-current assets		18,594,198	16,624,393

Current assets
Assets held for sale	9	1,765,960	-
Inventories	12	1,435,854	1,357,716
Contract assets	25	19,513	7,744
Other receivables	13	439,098	307,907
Trade receivables	14	1,550,739	785,733
Investments in financial assets	15	321,088	212,674
Cash and cash equivalents	16	947,702	905,956

Total current assets		6,479,954	3,577,730

TOTAL ASSETS		25,074,152	20,202,123

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		7,358	5,507
Retained earnings		9,478,427	7,215,993

Shareholders’ equity attributable to shareholders of the parent company		9,485,785	7,221,500

Non-controlling interest		169,523	82,315

TOTAL SHAREHOLDERS’ EQUITY		9,655,308	7,303,815

LIABILITIES
Non-current liabilities
Provisions	17	702,171	2,146,700
Contract liabilities	25	29,507	27,720
Deferred income tax liabilities, net	18	843,875	1,001,920
Income tax liability		2,997	3,508
Taxes payable	19	135	144
Salaries and social security	20	3,258	370
Lease liabilities	21	265,392	261,770
Loans	22	6,556,131	5,391,865
Other liabilities	23	69,636	90,185
Accounts payable	24	4,796	4,336

Total non-current liabilities		8,477,898	8,928,518

Current liabilities
Liabilities directly associated with assets held for sale	9	1,898,422	—
Provisions	17	183,157	146,129
Contract liabilities	25	61,926	55,313
Income tax liability		35,017	25,143
Taxes payable	19	253,675	112,521
Salaries and social security	20	244,219	169,184
Lease liabilities	21	283,551	274,828
Loans	22	1,502,873	1,217,206
Other liabilities	23	111,903	98,476
Accounts payable	24	2,366,203	1,870,990

Total current liabilities		6,940,946	3,969,790

TOTAL LIABILITIES		15,418,844	12,898,308

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,074,152	20,202,123

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

4

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except per share information expressed in Argentine pesos)

		For the six-month periods ended June 30,		For the three-month periods ended June 30,
	Notes	2024	2023	2024	2023
Net income

Revenues	25	7,992,061	1,857,088	4,389,865	1,036,763
Costs	26	(5,647,002)	(1,494,916)	(3,095,021)	(848,400)

Gross profit		2,345,059	362,172	1,294,844	188,363

Selling expenses	27	(907,289)	(198,455)	(514,751)	(115,705)
Administrative expenses	27	(307,901)	(72,184)	(189,442)	(41,214)
Exploration expenses	27	(95,740)	(5,545)	(78,758)	(1,847)
Impairment of property, plant and equipment	9	(4,156)	-	(4,156)	-
Other net operating results	28	2,447	2,261	(7,528)	3,696

Operating profit		1,032,420	88,249	500,209	33,293

Income from equity interests in associates and joint ventures	11	125,975	38,796	19,593	21,850
Financial income	29	60,879	29,398	30,434	20,507
Financial costs	29	(532,435)	(121,491)	(264,943)	(68,103)
Other financial results	29	156,275	145,161	117,382	96,212

Net financial results	29	(315,281)	53,068	(117,127)	48,616

Net profit before income tax		843,114	180,113	402,675	103,759

Income tax	18	172,891	(36,315)	69,148	(18,561)

Net profit for the period		1,016,005	143,798	471,823	85,198

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(52,278)	(48,180)	(27,596)	(30,530)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		386,744	59,903	137,702	35,503
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF (2)		999,171	870,332	535,102	525,817

Other comprehensive income for the period		1,333,637	882,055	645,208	530,790

Total comprehensive income for the period		2,349,642	1,025,853	1,117,031	615,988

Net profit for the period attributable to:
Shareholders of the parent company		994,465	132,293	457,375	73,727
Non-controlling interest		21,540	11,505	14,448	11,471
Other comprehensive income for the period attributable to:
Shareholders of the parent company		1,267,969	873,223	622,291	525,647
Non-controlling interest		65,668	8,832	22,917	5,143
Total comprehensive income for the period attributable to:
Shareholders of the parent company		2,262,434	1,005,516	1,079,666	599,374
Non-controlling interest		87,208	20,337	37,365	16,614
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	2,537.81	337.92	1,167.18	188.32

(1) Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.
(2) Correspond to the effect of the translation to YPF´s presentation currency, see Note 2.b.1).

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

5

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the six-month period ended June 30, 2024
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	6,078	14	23	855		(5,635)	(387)	640	5,507
Accrual of share-based benefit plans (3)	-	-	-	-	1,986		-	-	-	1,986
Settlement of share-based benefit plans	-	-	-	-	(95)		(101)	61	-	(135)
Reversal of reserves and absorption of accumulated losses (5)	-	-	-	-	-		-	-	-	-
Constitution of reserves (5)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,919	6,078	14	23	2,746		(5,736)	(326)	640	7,358

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	634,747	182,371	4,297,009	28,243	3,077,042		(1,003,419)	7,221,500	82,315	7,303,815
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	1,986	-	1,986
Settlement of share-based benefit plans	-	-	-	-	-		-	(135)	-	(135)
Reversal of reserves and absorption of accumulated losses (5)	-	(182,371)	(4,297,009)	(28,243)	-		4,507,623	-	-	-
Constitution of reserves (5)	-	-	3,418,972	28,745	-		(3,447,717)	-	-	-
Other comprehensive income	81,451	-	437,906	4,033	667,771		76,808	1,267,969	65,668	1,333,637
Net profit for the period	-	-	-	-	-		994,465	994,465	21,540	1,016,005

Balance at the end of the period	716,198	-	3,856,878	32,778	3,744,813	(1)	1,127,760	9,485,785	169,523	9,655,308

(1)    Includes 4,095,356 corresponding to the effect of the translation of the shareholders’ contributions (see Note 35.k)), (1,756,355) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (1,278,942) corresponding to the effect of the translation to YPF´s presentation currency) and 1,405,812 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 795,125 corresponding to the effect of the translation to YPF´s presentation currency). See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.
(4) Includes 63,735 and 56,487 restricted to the distribution of retained earnings as of June 30, 2024 and December 31, 2023, respectively. See Note 30 to the annual consolidated financial statements.
(5) As decided in the Shareholders’ Meeting on April 26, 2024.

HORACIO DANIEL MARÍN President

6

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED) (cont.)

(Amounts expressed in millions of Argentine pesos)

	For the six-month period ended June 30, 2023
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	6,072	18	29	289		(4,499)	(158)	640	6,306
Accrual of share-based benefit plans (3)	-	-	-	-	238		-	-	-	238
Settlement of share-based benefit plans	-	-	-	-	(3)		(6)	(1)	-	(10)
Constitution of reserves (5)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,915	6,072	18	29	524		(4,505)	(159)	640	6,534

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	139,275	-	-	-	704,235		1,001,214	1,851,030	17,274	1,868,304
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	238	-	238
Settlement of share-based benefit plans	-	-	-	-	-		-	(10)	-	(10)
Constitution of reserves (5)	-	40,000	942,959	6,215	-		(989,174)	-	-	-
Other comprehensive income	62,488	17,969	423,160	2,763	320,617		46,226	873,223	8,832	882,055
Net profit for the period	-	-	-	-	-		132,293	132,293	11,505	143,798

Balance at the end of the period	201,763	57,969	1,366,119	8,978	1,024,852	(1)	190,559	2,856,774	37,611	2,894,385

(1)    Includes 1,149,768 corresponding to the effect of the translation of the shareholders’ contributions (see Note 35.k)), (416,044) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (286,854) corresponding to the effect of the translation to YPF´s presentation currency) and 291,128 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 150,383 corresponding to the effect of the translation to YPF´s presentation currency). See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.
(4) Includes 17,442 and 12,040 restricted to the distribution of retained earnings as of June 30, 2023 and December 31, 2022, respectively. See Note 30 to the annual consolidated financial statements.
(5) As decided in the Shareholders’ Meeting on April 28, 2023.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

7

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the six-month periods ended June 30,
	2024	2023
Cash flows from operating activities
Net profit	1,016,005	143,798
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(125,975)	(38,796)
Depreciation of property, plant and equipment	978,314	321,285
Amortization of intangible assets	18,029	4,485
Depreciation of right-of-use assets	113,475	23,651
Retirement of property, plant and equipment and intangible assets and consumption of materials	197,462	33,172
Charge on income tax	(172,891)	36,315
Net increase in provisions	315,208	41,169
Impairment of property, plant and equipment	4,156	-
Effect of changes in exchange rates, interest and others	252,334	(11,120)
Share-based benefit plans	1,986	2,537
Changes in assets and liabilities:
Trade receivables	(647,068)	(4,365)
Other receivables	(282,914)	(22,010)
Inventories	106,659	(29,977)
Accounts payable	425,305	52,700
Taxes payables	116,527	5,854
Salaries and social security	40,757	(8,768)
Other liabilities	(40,671)	5,432
Decrease in provisions due to payment/use	(64,780)	(23,505)
Contract assets	(11,769)	(1,977)
Contract liabilities	3,810	20,779
Dividends received	115,843	58,450
Proceeds from collection of profit loss insurance	-	62
Income tax payments	(13,898)	(1,842)

Net cash flows from operating activities (1) (2)	2,345,904	607,329

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(2,364,390)	(559,135)
Additions of assets held for sale	(95,852)	-
Contributions and acquisitions of interests in associates and joint ventures	-	(840)
Proceeds from sales of financial assets	94,480	72,558
Payments from purchase of financial assets	(151,469)	(44,297)
Interests received from financial assets	27,477	10,108
Proceeds from sales of WI of areas and assets	4,156	2,783

Net cash flows used in investing activities	(2,485,598)	(518,823)

Financing activities: (3)
Payments of loans	(857,352)	(107,074)
Payments of interests	(279,137)	(64,334)
Proceeds from loans	1,205,989	274,540
Account overdraft, net	180,140	(12,487)
Payments of leases	(169,588)	(38,681)
Payments of interests in relation to income tax	(1,593)	(1,121)

Net cash flows from financing activities	78,459	50,843

Effect of changes in exchange rates on cash and cash equivalents	102,981	22,965

Increase in cash and cash equivalents	41,746	162,314

Cash and cash equivalents at the beginning of the fiscal year	905,956	136,874
Cash and cash equivalents at the end of the period	947,702	299,188

Increase in cash and cash equivalents	41,746	162,314

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 54,731 and 19,886 for the six-month periods ended June 30, 2024 and 2023, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the six-month periods ended June 30,
	2024	2023
Unpaid acquisitions of property, plant and equipment and intangible assets	381,324	128,713
Unpaid additions of assets held for sale	24,541	-
Additions of right-of-use assets	86,243	25,435
Capitalization of depreciation of right-of-use assets	28,777	7,061
Capitalization of financial accretion for lease liabilities	4,760	1,387

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of June 30, 2024:

(1) Held directly and indirectly. (2) See Note 35.c.3), section “Note from ENARGAS related to YPF’s interest in Metrogas”, to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of June 30, 2024, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Downstream
-	Gas and Power
-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the six-month period ended June 30, 2024 are presented in accordance with IAS 34 “Interim Financial Reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2023 (“annual consolidated financial statements”) presented in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s Rules have been included.

These condensed interim consolidated financial statements corresponding to the six-month period ended June 30, 2024 are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the six-month period ended June 30, 2024 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the CNV Rules, the Company must present its financial statements in pesos.

Share-based benefit plans

The Group maintains share-based benefit plans with the characteristics mentioned in Note 37 of these condensed interim consolidated financial statements and Note 37 to the annual consolidated financial statements. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based Payments”.

-

Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service, based on the Group’s estimate of the number of equity instruments that will eventually vest considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the grant conditions specified under the respective benefit plan.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

-

Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest with an offsetting entry in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if applicable, is recognised in the statement of comprehensive income.

Adoption of new standards and interpretations effective as from January 1, 2024

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of June 30, 2024, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB as of January 1, 2024 whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV Rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

•	IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of financial statements”, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable to fiscal years beginning on or after January 1, 2027.

IFRS 18 introduces the following information requirements that can be grouped into 2 main groups:

-

Group income and expenses into 3 defined categories: (i) operating; (ii) financing and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-

Provide more information about the performance measures defined by management, which, although not mandatory, in the event of including this type of measures, the entity must disclose the reason why said measures are useful to financial statements users, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18.

•	IFRS 19 “Subsidiaries without public accountability: Disclosures”

In May 2024, the IASB issued IFRS 19 with the objective of allowing the option to apply simplified disclosure requirements in the financial statements of subsidiaries without public accountability and with a parent company, ultimate or intermediate, that prepares consolidated financial statements for public use in accordance with IFRS. Its application is optional for fiscal years beginning on or after January 1, 2027.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 19 on the financial statements of its subsidiaries.

•	Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the classification and measurement of financial instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for periods beginning on or after January 1, 2026:

-	Introduce an accounting policy option for the derecognition of a financial liability when settlement is made through an electronic payment system and certain conditions are met.

-

Clarify on certain assessments that an entity must perform on its financial assets, for example to determine whether a financial instrument contains contractual cash flows that are solely payments of principal and interest, or whether it also contains covenants of a contingent nature that could significantly change the timing or amount of contractual cash flows.

-

Establish amendments to an entity’s disclosures about investments in equity instruments measured at fair value through other comprehensive income, and the requirement to disclose contractual terms that could change the timing or amount of contractual cash flows in certain circumstances.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

•	Annual Improvements to IFRS - Volume 11

In July 2024, the IASB issued the cycle of annual improvements Volume 11 which are applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include amendments and/or clarifications on certain paragraphs, delete, add and/or update cross-references, replace terms and align the wording between different accounting standards, among others.

A summary of the main modified standards follows:

Accounting Standard	Subject of amendments
IFRS 1 “First-time Adoption of International Financial Reporting Standards”	Hedge accounting by a first-time adopter
IFRS 7	Gain or loss on derecognition
Guidance on implementing NIIF 7	Disclosure of deferred difference between fair value and transaction Price Introduction and credit risk disclosures
IFRS 9	Derecognition of lease liabilities Transaction price
IFRS 10	Determination of a ‘de facto agent’
IAS 7 “Statement of Cash Flows”	Cost method

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2023 and to the six-month period ended June 30, 2023 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes in comparative figures as mentioned in Notes 6 and 25 as mentioned in Note 5 to the annual consolidated financial statements have been made.

Additionally, from this fiscal year, the Group has made a change in the presentation of the items in the “Financial results, net” line item in the statement of comprehensive income (see Note 29). This change is intended to provide more relevant and detailed information on the origin of financial results and the effects of transactions or conditions that affect the financial situation, financial performance, and cash flows of the Group such as interests and exchange differences generated by loans, among others; and improve the comparability of the Group’s financial statements with its peers. The comparative information for the period ended June 30, 2023 has been restated. The comparative information for the six and three-month periods ended June 30, 2023 has been restated. “Financial income” line item in the statement of comprehensive income decreased by 272,899 and 165,603, for the six and three-month periods ended June 30, 2023, respectively; “Financial costs” line item in the statement of comprehensive income decreased by 210,516 and 128,162, for the six and three-month periods ended June 30, 2023, respectively; and “Other financial results” line item in the statement of comprehensive income increased by 62,383 and 37,441, for the six and three-month periods ended June 30, 2023, respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, Net financial results and net profit or loss.

3.  SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

4.  ACQUISITIONS AND DISPOSALS

Dissolution of the company YPF International

On May 6, 2024, the Plurinational Service of Registry of Commerce (“SEPREC” by its acronym in Spanish) of Bolivia approved the dissolution and liquidation of YPF International.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

5.  FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the six-month period ended June 30, 2024, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

●	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33 to the annual consolidated financial statements and Notes 17 and 33.

The Group monitors compliance with covenants on a quaterly basis. As of June 30, 2024, the Group is in compliace with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of June 30, 2024.

6.  BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented in U.S. dollars, the functional currency of the Company (see Note 2.b)), consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segment structure is organized as follows:

•	Upstream

The Upstream business segment performs all activities related to the exploration and exploitation and production of crude oil, natural gas and frac sand for well drilling/fracking purposes.

Its revenues are largely derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the natural gas retained in plant to the Gas and Power business segment.

It incurs all costs related to the activities mentioned above.

•	Downstream

The Downstream business segment performs activities related to: (i) crude oil refining and the production of petrochemical products; (ii) logistics related to the transportation of crude oil to the refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of refined and petrochemical products obtained from such processes; (iv) commercialization of crude oil; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are derived primarily from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

It incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream business segment and third parties and the purchase of natural gasoline and natural gas to be consumed in the refinery and petrochemical industrial complexes and propane and butane from the Gas and Power business segment.

•	Gas and Power

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment and its commercialization; (ii) commercial and technical operation of the LNG regasification terminal in Escobar by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of natural gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, the Gas and Power business segment undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and natural gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are largely derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of natural gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.

It incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

•	Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars							In millions of pesos
	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the six-month period ended June 30, 2024
Revenues	121		7,710	1,158	256	-	9,245	7,992,061
Revenues from intersegment sales	4,035		29	186	478	(4,728)	-	-

Revenues	4,156		7,739	1,344	734	(4,728)	9,245	7,992,061

Operating profit or loss	767	(3)	842	-	(131)	(222)	1,256	1,032,420
Income from equity interests in associates and joint ventures	-		22	134	-	-	156	125,975

Net financial results							(420)	(315,281)
Net profit before income tax							992	843,114
Income tax							200	172,891
Net profit for the period							1,192	1,016,005

Acquisitions of property, plant and equipment	1,952		523	29	42	-	2,546	2,331,229
Acquisitions of right-of-use assets	22		52	23	-	-	97	86,243

Other income statement items
Depreciation of property, plant and equipment (2)	851		227	26	33	-	1,137	978,314
Amortization of intangible assets	-		14	6	-	-	20	18,029
Depreciation of right-of-use assets	81		38	14	-	-	133	113,475
Impairment of property, plant and equipment	-		-	-	5	-	5	4,156

Balance as of June 30, 2024
Assets	12,487		9,940	3,401	2,047	(336)	27,539	25,074,152

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars							In millions of pesos
	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the six-month period ended June 30, 2023
Revenues	85		7,350	1,045	133	-	8,613	1,857,088
Revenues from intersegment sales	3,639		57	189	512	(4,397)	-	-

Revenues	3,724		7,407	1,234	645	(4,397)	8,613	1,857,088

Operating profit or loss	219	(3)	451	3	(154)	37	556	88,249
Income from equity interests in associates and joint ventures	-		17	166	-	-	183	38,796

Net financial results							142	53,068
Net profit before income tax							881	180,113
Income tax							(160)	(36,315)
Net profit for the period							721	143,798

Acquisitions of property, plant and equipment	2,032		495	97	48	-	2,672	602,469
Acquisitions of right-of-use assets	77		13	21	-	-	111	25,435

Other income statement items
Depreciation of property, plant and equipment (2)	1,204		232	32	32	-	1,500	321,285
Amortization of intangible assets	-		14	5	-	-	19	4,485
Depreciation of right-of-use assets	66		35	9	-	-	110	23,651
Impairment of property, plant and equipment	-		-	-	-	-	-	-

Balance as of December 31, 2023
Assets	11,129		9,916	2,282	1,826	(118)	25,035	20,202,123

(1) Corresponds to the eliminations among the business segments of the Group.
(2) Includes depreciation of charges for impairment of property, plant and equipment.
(3) Includes US$ (55) million and US$ (6) million of unproductive exploratory drillings as of June 30, 2024 and 2023.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of June 30, 2024 and December 31, 2023, and their allocation to their fair value levels:

	As of June 30, 2024
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	240,662	-	-	240,662

	240,662	-	-	240,662

Cash and cash equivalents:
- Mutual funds	115,460	-	-	115,460

	115,460	-	-	115,460

	356,122	-	-	356,122

	As of December 31, 2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	91,604	-	-	91,604

	91,604	-	-	91,604

Cash and cash equivalents:
- Mutual funds	76,949	-	-	76,949

	76,949	-	-	76,949

	168,553	-	-	168,553

(1)	See Note 15.

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the six-month period ended June 30, 2024, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

During the six-month period ended June 30, 2024, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining financial loans, amounted to 7,616,501 and 6,090,387 as of June 30, 2024 and December 31, 2023, respectively.

The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.  INTANGIBLE ASSETS

	June 30, 2024	December 31, 2023
Net book value of intangible assets	390,073	328,574
Provision for impairment of intangible assets	(36,171)	(32,057)

	353,902	296,517

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the six-month period ended June 30, 2024 and as of the year ended December 31, 2023 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	165,179	19,557	80,186	264,922
Accumulated amortization	119,496	-	70,340	189,836
Balance as of December 31, 2022	45,683	19,557	9,846	75,086

Cost
Increases	15,827	-	1,665	17,492
Translation effect	597,564	69,276	236,678	903,518
Adjustment for inflation (1)	-	-	29,098	29,098
Decreases, reclassifications and other movements	-	(96)	7	(89)

Accumulated amortization
Increases	8,805	-	6,311	15,116
Translation effect	439,609	-	227,961	667,570
Adjustment for inflation (1)	-	-	13,845	13,845
Decreases, reclassifications and other movements	-	-	-	-

Cost	778,570	88,737	347,634	1,214,941
Accumulated amortization	567,910	-	318,457	886,367
Balance as of December 31, 2023	210,660	88,737	29,177	328,574

Cost
Increases	23,230	-	1,689	24,919
Translation effect	100,632	11,387	38,966	150,985
Adjustment for inflation (1)	-	-	35,503	35,503
Decreases, reclassifications and other movements	259	-	(28)	231

Accumulated amortization
Increases	11,792	-	6,237	18,029
Translation effect	73,588	-	37,538	111,126
Adjustment for inflation (1)	-	-	20,984	20,984
Decreases, reclassifications and other movements	-	-	-	-

Cost	902,691	100,124	423,764	1,426,579
Accumulated amortization	653,290	-	383,216	1,036,506
Balance as of June 30, 2024	249,401	100,124	40,548	390,073

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.  PROPERTY, PLANT AND EQUIPMENT

	June 30, 2024	December 31, 2023
Net book value of property, plant and equipment	16,495,372	16,568,207
Provision for obsolescence of materials and equipment	(157,107)	(137,679)
Provision for impairment of property, plant and equipment	(474,889)	(2,137,101)

	15,863,376	14,293,427

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the six-month periods ended June 30, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	247,293	8,868,357	1,536,447	93,406	211,034	687,431	6,482	147,220	237,965	205,073	164,943	12,405,651
Accumulated depreciation	123,791	7,488,710	972,786	63,640	-	-	-	135,000	163,929	103,227	121,357	9,172,440

Balance as of December 31, 2022	123,502	1,379,647	563,661	29,766	211,034	687,431	6,482	12,220	74,036	101,846	43,586	3,233,211

Cost
Increases	476	410,064	28,572	4,713	399,126	1,449,234	43,380	2,094	2	-	6,160	2,343,821
Translation effect	740,062	32,899,284	5,592,370	364,539	810,807	3,080,941	62,942	520,981	869,318	-	409,631	45,350,875
Adjustment for inflation (1)	85,662	-	-	26,522	9,196	22,135	-	14,415	-	433,540	105,507	696,977
Decreases, reclassifications and other movements	9,141	671,825	34,455	56,467	(272,424)	(666,690)	(7,763)	15,754	8,713	14,559	(2,370)	(138,333)

Accumulated depreciation
Increases	9,712	799,009	107,853	11,660	-	-	-	11,237	19,124	8,011	13,087	979,693
Translation effect	375,211	27,962,627	3,646,639	207,294	-	-	-	476,315	611,179	-	319,916	33,599,181
Adjustment for inflation (1)	46,142	-	-	17,401	-	-	-	12,880	-	218,230	71,627	366,280
Decreases, reclassifications and other movements	(220)	(21,601)	-	(2,133)	-	-	-	-	(2,234)	(26)	(596)	(26,810)

Cost	1,082,634	42,849,530	7,191,844	545,647	1,157,739	4,573,051	105,041	700,464	1,115,998	653,172	683,871	60,658,991
Accumulated depreciation	554,636	36,228,745	4,727,278	297,862	-	-	-	635,432	791,998	329,442	525,391	44,090,784

Balance as of December 31, 2023	527,998	6,620,785	2,464,566	247,785	1,157,739	4,573,051	105,041	65,032	324,000	323,730	158,480	16,568,207

Cost
Increases	65	6,354	19,028	3,455	596,977	1,621,250	80,030	475	-	-	3,595	2,331,229
Translation effect	112,625	3,635,025	930,422	63,445	115,560	424,497	2,578	83,656	144,584	-	65,357	5,577,749
Adjustment for inflation (1)	106,362	-	-	34,208	11,355	16,858	-	21,761	-	521,035	126,221	837,800
Decreases, reclassifications and other movements	(98,259)	(22,539,681)	74,430	(18,337)	(453,214)	(1,600,450)	(49,240)	(23,012)	30,895	6,659	(16,420)	(24,686,629)	(2)

Accumulated depreciation
Increases	12,306	934,384	148,813	17,039	-	-	-	15,760	26,915	11,162	15,222	1,181,601
Translation effect	57,694	2,950,625	615,498	31,762	-	-	-	76,441	102,965	-	51,087	3,886,072
Adjustment for inflation (1)	56,050	-	-	22,877	-	-	-	15,669	-	262,796	89,820	447,212
Decreases, reclassifications and other movements	(60,136)	(21,206,957)	-	(44,220)	-	-	-	(40,956)	(2,910)	-	(26,722)	(21,381,901)	(2)

Cost	1,203,427	23,951,228	8,215,724	628,418	1,428,417	5,035,206	138,409	783,344	1,291,477	1,180,866	862,624	44,719,140
Accumulated depreciation	620,550	18,906,797	5,491,589	325,320	-	-	-	702,346	918,968	603,400	654,798	28,223,768

Balance as of June 30, 2024	582,877	5,044,431	2,724,135	303,098	1,428,417	5,035,206	138,409	80,998	372,509	577,466	207,826	16,495,372

(1)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 24,466,062 and 21,348,210 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 39 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the six-month periods ended June 30, 2024 and 2023, the rate of capitalization was 7.66% and 8.13%, respectively, and the amount capitalized amounted to 3,083 and 2,089, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the six-month period ended June 30, 2024 and as of the year ended December 31, 2023:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2022	26,671

Increases charged to profit or loss	8,914
Applications due to utilization	(1,113)
Translation effect	102,592
Adjustment for inflation (1)	615

Balance as of December 31, 2023	137,679

Increases charged to profit or loss	1,084
Applications due to utilization	-
Translation effect	17,560
Adjustment for inflation (1)	784

Balance as of June 30, 2024	157,107

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the six-month period ended June 30, 2024 and as of the year ended December 31, 2023:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2022	106,234

Increases charged to profit or loss (1)	1,614,373
Depreciation (2)	(72,219)
Translation effect	485,524
Adjustment for inflation (3)	3,189
Reclassifications	-

Balance as of December 31, 2023	2,137,101

Increases charged to profit or loss	4,156
Depreciation (2)	(203,287)
Translation effect	124,674
Adjustment for inflation (3)	3,469
Reclassifications (4)	(1,591,224)

Balance as of June 30, 2024	474,889

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)	Includes 1,591,224 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 39 to the annual consolidated financial statements.

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. Accordingly, the assets were reclassified from “Property, plant and equipment” line item to “Assets held for sale” line item and the related provision for hydrocarbon wells abandonment obligations to “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.

The carrying amount of the assets may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets. In addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals. See Notes 2.b.13) and 39 to the annual consolidated financial statements and Note 39.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

10.  RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the six-month period ended June 30, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	5,821	87,518	50,190	17,582	65,670	226,781
Accumulated depreciation	3,318	53,271	37,051	7,806	29,587	131,033

Balance as of December 31, 2022	2,503	34,247	13,139	9,776	36,083	95,748

Cost
Increases	3,405	37,683	95,298	529	93,968	230,883
Translation effect	26,726	346,814	220,773	47,955	242,762	885,030
Adjustment for inflation (1)	313	-	-	8,705	-	9,018
Decreases, reclassifications and other movements	(3,085)	(15,108)	(759)	-	-	(18,952)

Accumulated depreciation
Increases	1,870	35,733	12,964	3,754	32,188	86,509
Translation effect	14,170	248,121	153,258	23,738	162,802	602,089
Adjustment for inflation (1)	304	-	-	5,070	-	5,374
Decreases, reclassifications and other movements	(119)	(1,309)	-	-	-	(1,428)

Cost	33,180	456,907	365,502	74,771	402,400	1,332,760
Accumulated depreciation	19,543	335,816	203,273	40,368	224,577	823,577

Balance as of December 31, 2023	13,637	121,091	162,229	34,403	177,823	509,183

Cost
Increases	7,838	2,822	41,377	-	34,206	86,243
Translation effect	4,687	58,664	48,125	7,951	51,637	171,064
Adjustment for inflation (1)	386	-	-	10,212	-	10,598
Decreases, reclassifications and other movements	-	(4,042)	(3,367)	-	-	(7,409)

Accumulated depreciation
Increases	3,253	49,775	34,806	4,721	49,697	142,252
Translation effect	2,623	46,115	28,110	4,277	31,894	113,019
Adjustment for inflation (1)	385	-	-	6,926	-	7,311
Decreases, reclassifications and other movements	-	(4,042)	(3,367)	-	-	(7,409)

Cost	46,091	514,351	451,637	92,934	488,243	1,593,256
Accumulated depreciation	25,804	427,664	262,822	56,292	306,168	1,078,750

Balance as of June 30, 2024	20,287	86,687	188,815	36,642	182,075	514,506

(1)

Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Amount of investments in associates	168,805	114,767
Amount of investments in joint ventures	1,420,074	1,237,114

	1,588,879	1,351,881

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the six-month period ended June 30, 2024 and as of the year ended December 31, 2023 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2022	337,175

Acquisitions and contributions	1,174
Income on investments in associates and joint ventures	(30,909)
Distributed dividends	(59,949)
Translation differences	1,069,951
Adjustment for inflation (1)	34,439

Balance as of December 31, 2023	1,351,881

Acquisitions and contributions	-
Income on investments in associates and joint ventures	125,975
Distributed dividends	(116,251)
Translation differences	176,420
Adjustment for inflation (1)	50,854

Balance as of June 30, 2024	1,588,879

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income. See Note 2.b.1) to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the six-month periods ended June 30, 2024 and 2023. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the six-month periods ended June 30,		For the six-month periods ended June 30,
	2024	2023	2024	2023
Net income	10,910	2,742	115,065	36,054
Other comprehensive income	43,808	14,263	183,466	130,776

Comprehensive income	54,718	17,005	298,531	166,830

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of June 30, 2024 and December 31, 2023, as well as the results for the six-month periods ended June 30, 2024 and 2023, are detailed below:

	June 30, 2024 (1)	December 31, 2023 (1)
Total non-current assets	1,887,654,951	1,695,837,981
Cash and cash equivalents	212,154,832	92,268,676
Other current assets	217,605,035	122,839,526
Total current assets	429,759,867	215,108,202

Total assets	2,317,414,818	1,910,946,183

Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	687,027,390	581,323,805
Other non-current liabilities	194,333,129	164,040,962
Total non-current liabilities	881,360,519	745,364,767
Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	251,300,419	151,832,109
Other current liabilities	107,028,360	115,508,112
Total current liabilities	358,328,779	267,340,221

Total liabilities	1,239,689,298	1,012,704,988

Total shareholders’ equity (2)	1,077,725,520	898,241,195

Dividends received	-	9,000,000

	For the six-month periods ended June 30,
	2024 (1)	2023 (1)
Revenues	213,336,961	53,641,741
Interest income	2,718,849	9,783,322
Depreciation and amortization	(67,727,491)	(13,591,616)
Interest loss	(24,823,863)	(6,228,580)
Income tax	(6,080,137)	1,893,538
Operating profit	74,094,861	32,084,014
Net profit	61,141,968	20,995,669
Other comprehensive income	118,342,357	89,658,379

Total comprehensive income	179,484,325	110,654,048

(1)

The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE and the amounts are expressed in thousands of pesos. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. INVENTORIES

	June 30, 2024		December 31, 2023
Finished goods	897,332		849,245
Crude oil and natural gas	415,672		408,998
Products in process	25,661		36,397
Raw materials, packaging materials and others	97,189		63,076
	1,435,854	(1)	1,357,716	(1)

(1)	As of June 30, 2024 and December 31, 2023, the cost of inventories does not exceed their net realizable value.

13. OTHER RECEIVABLES

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	-	12,546	-	8,942
Tax credit and export rebates	81,580	50,836	66,473	35,318
Loans and balances with related parties (1)	113,928	9,867	34,964	5,338
Collateral deposits	2	12,003	2	10,651
Prepaid expenses	14,317	26,348	14,086	26,952
Advances and loans to employees	264	3,494	139	2,363
Advances to suppliers and custom agents (2)	-	125,615	-	68,177
Receivables with partners in JA	4,945	172,825	6,360	124,955
Insurance receivables	-	-	-	-
Miscellaneous	5,658	25,864	5,703	25,498
	220,694	439,398	127,727	308,194
Provision for other doubtful receivables	(482)	(300)	(441)	(287)
	220,212	439,098	127,286	307,907

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	39,235	1,611,333	34,983	823,385
Provision for doubtful trade receivables	(9,788)	(60,594)	(9,788)	(37,652)
	29,447	1,550,739	25,195	785,733

(1)	See Note 36 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the six-month period ended June 30, 2024 and for the fiscal year ended December 31, 2023:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2022	9,788	(2)	13,410

Increases charged to expenses	-		9,443
Decreases charged to income	-		(638)
Applications due to utilization	-		(1,945)
Net exchange and translation differences	-		18,982
Result from net monetary position (1)	-		(1,600)
Balance as of December 31, 2023	9,788	(2)	37,652

Increases charged to expenses	-		55,401	(3)
Decreases charged to income	-		(614)
Applications due to utilization	-		(34,254)	(3)
Net exchange and translation differences	-		2,976
Result from net monetary position (1)	-		(567)
Balance as of June 30, 2024	9,788	(2)	60,594

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(3)	Mainly including credits with CAMMESA, see Note 36.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	-	73,647	-	79,967
Private securities - NO and stock market promissory notes	6,302	6,779	6,738	3,116
Term deposits	-	-	-	37,987	(2)
	6,302	80,426	6,738	121,070
Investments at fair value through profit or loss
Public securities (1)	-	240,662	-	91,604
	-	240,662	-	91,604
	6,302	321,088	6,738	212,674

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	June 30, 2024	December 31, 2023
Cash and banks (1)	394,929	185,879
Short-term investments (2) (3)	437,313	643,128
Financial assets at fair value through profit or loss (4)	115,460	76,949

	947,702	905,956

(1)	Includes balances granted as collateral. See Note 34.e) to the annual consolidated financial statements.
(2)	Includes 211,622 and 586,477 of BCRA bills as of June 30, 2024 and December 31, 2023, respectively.
(3)	Includes 130,122 and 36,129 of term deposits and other investments with the BNA as of June 30, 2024 and December 31, 2023, respectively.
(4)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the six-month period ended June 30, 2024 and for the fiscal year ended December 31, 2023 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Non-current		Current		Non-current	Current	Non-current		Current	Non-current	Current
Balance as of December 31, 2022	101,083		3,719		16,990	8,083	337,140		23,179	455,213	34,981

Increases charged to expenses	30,572		1,364		24,013	-	77,729		-	132,314	1,364
Decreases charged to income	(7,364)		(3,319)		-	-	(8,624)		-	(15,988)	(3,319)
Applications due to utilization	(685)		(89,490)	(3)	-	(15,019)	-		(40,846)	(685)	(145,355)
Net exchange and translation differences	28,873		35,396		32,566	152	1,275,377		82,461	1,336,816	118,009
Result from net monetary position (1)	(1,341)		-		-	-	-		-	(1,341)	-
Reclassifications and other movements	(97,750)	(2)	69,198		(34,708)	34,708	372,829		36,543	240,371	140,449
Balance as of December 31, 2023	53,388		16,868		38,861	27,924	2,054,451		101,337	2,146,700	146,129

Increases charged to expenses	41,632		303		70,611	-	74,548		-	186,791	303
Decreases charged to income	(2,586)		-		(91)	-	-		-	(2,677)	-
Applications due to utilization	(2,000)		(2,509)		-	(18,702)	-		(19,108)	(2,000)	(40,319)
Net exchange and translation differences	3,362		2,072		4,763	-	128,967		13,004	137,092	15,076
Result from net monetary position (1)	(668)		-		-	-	-		-	(668)	-
Reclassifications and other movements	(2,544)		2,181		(40,679)	40,679	(1,719,844)	(4)	19,108	(1,763,067)	61,968
Balance as of June 30, 2024	90,584		18,915		73,465	49,901	538,122		114,341	702,171	183,157

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 27,985 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 60,033 reclassified as current “Provision for lawsuits and contingencies” due to the Trust Settlement Agreement, see Notes 16.a.2) and 32 to the annual consolidated financial statements, respectively.

(3)	Includes the payment of the amount for the Trust Settlement Agreement, see Note 32 to the annual consolidated financial statements.
(4)

Includes 1,700,736 reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position see Notes 2.b.13) and 39 to the annual consolidated financial statements and Note 9.

Provisions are described in Note 16 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

In relation to such tax criteria, the income tax expense contemplates the application of the integral inflation adjustment mechanism applicable to property, plant and equipment, and the indexation of the accumulated tax losses carryforward until the concurrence of the projected tax result of the fiscal year 2024, all considering that the assumption of confiscation would be verified in accordance with the jurisprudence of the CSJN in force as of the date of issuance of these consolidated financial statements.

The Company considers having strong arguments to successfully defend such assumed tax criteria, in the event of a possible controversy with the tax authorities, in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments”. As of June 30, 2024, the assumed tax criteria generates a profit of 289,917.

The income tax charge for the six-month period ending June 30, 2024 is a profit of 172,891. The amount accrued for the six-periods ending June 30, 2024 and 2023 is as follows:

	For the six-month periods ended June 30,
	2024	2023
Current income tax	(29,105)	(6,534)
Deferred income tax	201,996	(29,781)
	172,891	(36,315)

The reconciliation between the income tax charge for the six-month periods ended June 30, 2024 and 2023 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the six-month periods ended June 30,
	2024	2023
Net profit before income tax	843,114	180,113
Average tax rate (1)	26.12%	26.28%
Average tax rate applied to net profit before income tax	(220,260)	(47,328)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	944,431	46,930
Effect of exchange differences and other results associated to the valuation of the currency, net (2)	(1,135,578)	6,491
Effect of the valuation of inventories	(60,845)	(34,003)
Income on investments in associates and joint ventures	31,494	9,699
Effect of tax rate change (3)	301,168	(52,458)
Effect of application of indexation mechanisms	289,917	-
Miscellaneous	22,564	34,354	(4)
Income tax	172,891	(36,315)

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remedation of deferred income tax balances at the time of reversal, see Note 35.e.1) to the annual consolidated financial statements.
(4)	Includes 32,571 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

18. INCOME TAX (cont.)

The breakdown of the Group’s deferred tax assets and liabilities as of June 30, 2024 and December 31, 2023 is as follows:

	June 30, 2024		December 31, 2023
Deferred tax assets
Provisions and other non-deductible liabilities	151,854		91,287
Lease liabilities	192,130		187,810
Tax losses carryforward	12,571		1,438,394
Miscellaneous	1,063		457
Total deferred tax assets	357,618		1,717,948

Deferred tax liabilities
Property, plant and equipment and others (1)	(452,505)		(1,625,795)
Adjustment for tax inflation (2)	(523,144)		(870,276)
Right-of-use assets	(180,077)		(178,214)
Miscellaneous	(28,193)		(31,417)
Total deferred tax liabilities	(1,183,919)		(2,705,702)
Total Net deferred tax	(826,301)	(3)	(987,754)

(1)	Includes the deferred tax corresponding to property, plant and equipment, intangible assets, assets held for sale and inventories.
(2)

Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1) to the annual consolidated financial statements.

(3)

Includes (42,304) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

As of June 30, 2024 and December 31, 2023, the causes that generated imputations within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of June 30, 2024 and December 31, 2023 the Group has classified as deferred tax assets 17,574 and 14,166, respectively, and as deferred tax liability 843,875 and 1,001,920, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

19. TAXES PAYABLE

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
VAT	-	45,486	-	18,193
Withholdings and perceptions	-	47,914	-	16,664
Royalties	-	84,908	-	60,775
Fuels tax	-	46,920	-	-
Turnover tax	-	13,744	-	5,646
Miscellaneous	135	14,703	144	11,243

	135	253,675	144	112,521

20. SALARIES AND SOCIAL SECURITY
	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Salaries and social security	-	67,799	-	46,897
Bonuses and incentives provision	-	99,108	-	83,152
Cash-settled share-based payments provision (2)	2,225	-	-	-
Vacation provision	-	73,088	-	36,697
Other employee benefits (1)	1,033	4,224	370	2,438

	3,258	244,219	370	169,184

(1)	Includes the voluntary retirement plan executed by the Group.
(2)	Corresponding to the Value Generation Plan. See Note 37.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

21. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the six-month period ended June 30, 2024 and for the fiscal year ended December 31, 2023, are as follows:

Lease liabilities
Balance as of December 31, 2022	100,285

Leases increases	230,883
Financial accretions	22,286
Leases decreases	(17,492)
Payments	(106,401)
Net exchange and translation differences	306,800
Result from net monetary position (1)	237

Balance as of December 31, 2023	536,598

Leases increases	86,243
Financial accretions	33,470
Leases decreases	-
Payments	(169,588)
Net exchange and translation differences	62,214
Result from net monetary position (1)	6

Balance as of June 30, 2024	548,943

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

22. LOANS

					June 30, 2024			December 31, 2023
	Interest rate (1)			Maturity	Non-current	Current		Non-current	Current
Pesos:
NO	48.55%	-	48.60%	2024	-	80,940		-	48,699
Loans	40.48%	-	40.48%	2024-2025	-	29,604		7,445	12,432
Account overdrafts	38.00%	-	43.00%	2024	-	225,741		-	45,089

					-	336,285		7,445	106,220

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2024-2047	6,205,312	544,487		4,995,741	619,128
Export pre-financing	1.90%	-	10.90%	2024-2025	-	568,022	(4)	82,380	440,168	(4)
Imports financing	10.33%	-	18.00%	2024-2026	5,028	2,384		-	-
Loans	0.00%	-	14.09%	2024-2030	345,791	51,695		306,299	51,690

					6,556,131	1,166,588		5,384,420	1,110,986

					6,556,131	1,502,873		5,391,865	1,217,206

(1)	Nominal annual interest rate as of June 30, 2024.
(2)	Disclosed net of 14,829 and 2,408 corresponding to YPF’s own NO repurchased through open market transactions, as of June 30, 2024, and December 31, 2023, respectively.
(3)

Includes 1,193,235 and 1,070,844 as of June 30, 2024, and December 31, 2023, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 74,984 and 69,107 as of June 30, 2024, and December 31, 2023, respectively, of pre-financing of exports granted by BNA.

Set forth below is the evolution of the loans for six-month period ended June 30, 2024 and for the fiscal year ended December 31, 2023:

Loans
Balance as of December 31, 2022	1,255,004

Proceeds from loans	745,594
Payments of loans	(422,145)
Payments of interest	(214,032)
Account overdrafts, net	32,602
Accrued interest (1)	228,060
Net exchange and translation differences	4,989,123
Result from net monetary position (2)	(5,135)

Balance as of December 31, 2023	6,609,071

Proceeds from loans	1,205,989
Payments of loans	(857,352)
Payments of interest	(279,137)
Account overdrafts, net	180,140
Accrued interest (1)	323,837
Net exchange and translation differences	876,943
Result from net monetary position (2)	(487)

Balance as of June 30, 2024	8,059,004

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								June 30, 2024		December 31, 2023
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non- current	Current	Non- current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	13,492	229	11,957	199
April, February, October	2014/15/16	U.S. dollar	521	Class XXVIII	-	-	-	-	-	-	285,570
September	2014	Peso	1,000	Class XXXIV	BADLAR + 0.1%	48.55%	2024	-	189	-	222
April	2015	U.S. dollar	1,132	Class XXXIX	Fixed	8.50%	2025	1,030,478	36,984	913,283	33,424
July, December	2017	U.S. dollar	809	Class LIII	Fixed	6.95%	2027	742,824	22,119	658,914	19,867
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	482,301	1,351	427,352	1,198
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	361,937	259	320,687	306
July	2020	U.S. dollar	341	Class XIII	Fixed	8.50%	2025	-	79,377	34,377	71,124
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	172,195	211,609	247,642	190,000
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	689,001	-	611,517	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	504,940	9,622	446,746	8,513
February	2021	Peso	4,128	Class XIX	Fixed	3.50%	2024	-	63,269	-	28,118
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	349,823	8,817	310,038	7,864
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	200,259	397	185,039	472
January, April	2023	Peso	15,761	Class XXII	BADLAR + 3.0%	48.60%	2024	-	17,482	-	20,359
April	2023	U.S. dollar	147	Class XXIII	Fixed	0.00%	2025	-	139,876	127,132	-
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	34,160	62	30,275	56
June	2023	U.S. dollar	263	Class XXV	Fixed	5.00%	2026	238,328	570	211,699	535
September (2)	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	364,200	-	322,780	-
October (2)	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	141,582	-	136,303	-
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	718,807	32,274	-	-
May	2024	U.S. dollar	178	Class XXIX	Fixed	6.00%	2026	160,985	941	-	-

								6,205,312	625,427	4,995,741	667,827

(1)	Nominal annual interest rate as of June 30, 2024.
(2)	During the six-month period ended June 30, 2024, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges, expressed in millions.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. OTHER LIABILITIES

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Liabilities for concessions	7,146	66,717	6,665	53,859
Liabilities for contractual claims (1)	62,490	39,462	83,520	39,309
Miscellaneous	-	5,724	-	5,308

	69,636	111,903	90,185	98,476

(1)	See Note 16.a.2) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	3,478	2,313,553	3,166	1,844,268
Guarantee deposits	439	3,171	391	2,840
Payables with partners of JA and other agreements	879	37,452	779	11,269
Miscellaneous	-	12,027	-	12,613

	4,796	2,366,203	4,336	1,870,990

(1)	See Note 36 for information about related parties.

25. REVENUES

	For the six-month periods ended June 30,
	2024	2023
Revenue from contracts with customers	7,912,081	1,830,753
National Government incentives (1)	79,980	26,335

	7,992,061	1,857,088

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 24 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the six-month period ended June 30, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	2,852,478	-	-	2,852,478
Gasolines	-	1,693,212	-	-	1,693,212
Natural gas (1)	-	7,765	863,559	-	871,324
Crude oil	-	397,063	-	-	397,063
Jet fuel	-	412,745	-	-	412,745
Lubricants and by-products	-	222,296	-	-	222,296
LPG	-	183,530	-	-	183,530
Fuel oil	-	59,615	-	-	59,615
Petrochemicals	-	196,569	-	-	196,569
Fertilizers and crop protection products	-	142,405	-	-	142,405
Flours, oils and grains	-	166,803	-	-	166,803
Asphalts	-	27,911	-	-	27,911
Goods for resale at gas stations	-	50,929	-	-	50,929
Income from services	-	-	-	73,853	73,853
Income from construction contracts	-	-	-	144,237	144,237
Virgin naphtha	-	60,313	-	-	60,313
Petroleum coke	-	83,145	-	-	83,145
LNG regasification	-	-	19,225	-	19,225
Other goods and services	108,154	82,573	62,219	1,482	254,428

	108,154	6,639,352	945,003	219,572	7,912,081

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

25. REVENUES (cont.)

	For the six-month period ended June 30, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	710,285	-	-	710,285
Gasolines	-	364,231	-	-	364,231
Natural gas (1)	-	1,772	193,939	-	195,711
Crude oil	-	20,790	-	-	20,790
Jet fuel	-	107,358	-	-	107,358
Lubricants and by-products	-	62,375	-	-	62,375
LPG	-	44,664	-	-	44,664
Fuel oil	-	9,432	-	-	9,432
Petrochemicals	-	46,795	-	-	46,795
Fertilizers and crop protection products	-	52,132	-	-	52,132
Flours, oils and grains	-	30,006	-	-	30,006
Asphalts	-	19,154	-	-	19,154
Goods for resale at gas stations	-	14,920	-	-	14,920
Income from services	-	-	-	17,736	17,736
Income from construction contracts	-	-	-	16,287	16,287
Virgin naphtha	-	21,252	-	-	21,252
Petroleum coke	-	32,338	-	-	32,338
LNG regasification	-	-	4,081	-	4,081
Other goods and services	18,473	20,316	22,386	31	61,206

	18,473	1,557,820	220,406	34,054	1,830,753

(1)	Includes 628,600 and 148,170 corresponding to sales of natural gas produced by the Company for the six-month periods ended June 30, 2024 and 2023, respectively.

Sales channels

	For the six-month period ended June 30, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	2,972,122	-	-	2,972,122
Power plants	-	37,884	201,175	-	239,059
Distribution companies	-	-	79,114	-	79,114
Retail distribution of natural gas	-	-	141,370	-	141,370
Industries, transport and aviation	-	1,676,237	480,164	-	2,156,401
Agriculture	-	704,775	-	-	704,775
Petrochemical industry	-	279,182	-	-	279,182
Trading	-	717,289	-	-	717,289
Oil companies	-	77,925	-	-	77,925
Commercialization of LPG	-	64,825	-	-	64,825
Other sales channels	108,154	109,113	43,180	219,572	480,019

	108,154	6,639,352	945,003	219,572	7,912,081

	For the six-month period ended June 30, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	710,157	-	-	710,157
Power plants	-	9,014	46,818	-	55,832
Distribution companies	-	-	15,269	-	15,269
Retail distribution of natural gas	-	-	31,520	-	31,520
Industries, transport and aviation	-	439,494	114,900	-	554,394
Agriculture	-	184,986	-	-	184,986
Petrochemical industry	-	67,458	-	-	67,458
Trading	-	89,399	-	-	89,399
Oil companies	-	16,935	-	-	16,935
Commercialization of LPG	-	15,785	-	-	15,785
Other sales channels	18,473	24,592	11,899	34,054	89,018

	18,473	1,557,820	220,406	34,054	1,830,753

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

25. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 6,691,214 and 1,646,837 for the six-month periods ended June 30, 2024 and 2023, respectively.

Sales in the international market amounted to 1,220,867 and 183,916 for the six-month periods ended June 30, 2024 and 2023, respectively.

●	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	June 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	39,235	1,524,940	33,270	801,715
Contract assets	-	19,513	-	7,744
Contract liabilities	29,507	61,926	27,720	55,313

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels and agribusiness products and transportation service contracts, among others.

During the six-month periods ended June 30, 2024 and 2023 the Group has recognized 45,706 and 9,067, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

26. COSTS

	For the six-month periods ended June 30,
	2024	2023
Inventories at beginning of year	1,357,716	307,766
Purchases	1,860,025	571,343
Production costs (1)	3,680,318	953,550
Translation effect	161,987	144,062
Adjustment for inflation (2)	22,810	3,530
Inventories at end of the period	(1,435,854)	(485,335)

	5,647,002	1,494,916

(1)	See Note 27.
(2)

Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the six-month periods ended June 30, 2024 and 2023:

	For the six-month period ended June 30, 2024
	Production costs (2)	Administrative expenses (3) (4)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	420,534	123,979	61,258		5,875	611,646
Fees and compensation for services	22,827	99,287	17,331		109	139,554
Other personnel expenses	119,022	9,372	6,438		1,001	135,833
Taxes, charges and contributions	73,241	9,332	417,826	(1)	-	500,399
Royalties, easements and fees	483,259	-	767		1,453	485,479
Insurance	34,450	1,778	989		-	37,217
Rental of real estate and equipment	91,970	490	6,846		-	99,306
Survey expenses	-	-	-		20,169	20,169
Depreciation of property, plant and equipment	922,064	18,567	37,683		-	978,314
Amortization of intangible assets	12,246	5,573	210		-	18,029
Depreciation of right-of-use assets	108,353	19	5,103		-	113,475
Industrial inputs, consumable materials and supplies	234,330	1,513	4,659		680	241,182
Operation services and other service contracts	213,291	4,233	22,400		7,459	247,383
Preservation, repair and maintenance	656,357	16,651	23,184		4,643	700,835
Unproductive exploratory drillings	-	-	-		49,086	49,086
Transportation, products and charges	222,420	-	194,075		-	416,495
Provision for doubtful trade receivables	-	-	54,787		-	54,787
Publicity and advertising expenses	-	10,745	22,425		-	33,170
Fuel, gas, energy and miscellaneous	65,954	6,362	31,308		5,265	108,889

	3,680,318	307,901	907,289		95,740	4,991,248

(1)	Includes 91,962 corresponding to export withholdings and 247,546 corresponding to turnover tax.
(2)	Includes 17,133 corresponding to research and development activities.
(3)

Includes 2,162 corresponding to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position in relation with Value Generation Plan.

(4)

Includes 3,533 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2024, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 2,153 corresponding to fiscal year 2023 and to approve the sum of 10,190 as fees with respect to fees and remunerations for the fiscal year 2024.

	For the six-month period ended June 30, 2023
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	102,560	24,436	13,301		1,213	141,510
Fees and compensation for services	5,270	24,648	5,238		30	35,186
Other personnel expenses	28,979	3,477	1,458		99	34,013
Taxes, charges and contributions	15,005	2,188	87,387	(1)	-	104,580
Royalties, easements and fees	108,967	-	176		236	109,379
Insurance	8,826	446	254		-	9,526
Rental of real estate and equipment	18,234	95	1,651		-	19,980
Survey expenses	-	-	-		1,748	1,748
Depreciation of property, plant and equipment	307,641	4,508	9,136		-	321,285
Amortization of intangible assets	3,035	1,409	41		-	4,485
Depreciation of right-of-use assets	22,395	9	1,247		-	23,651
Industrial inputs, consumable materials and supplies	56,754	567	1,521		49	58,891
Operation services and other service contracts	48,789	1,123	5,833		639	56,384
Preservation, repair and maintenance	155,128	4,171	5,065		147	164,511
Unproductive exploratory drillings	-	-	-		1,229	1,229
Transportation, products and charges	58,020	217	51,957		-	110,194
Provision for doubtful trade receivables	-	-	2,297		-	2,297
Publicity and advertising expenses	-	3,298	5,534		-	8,832
Fuel, gas, energy and miscellaneous	13,947	1,592	6,359		155	22,053

	953,550	72,184	198,455		5,545	1,229,734

(1)	Includes 8,505 corresponding to export withholdings and 63,906 corresponding to turnover tax.
(2)	Includes 3,885 corresponding to research and development activities.
(3)

Includes 640 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2023, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 728 corresponding to fiscal year 2022 and to approve the sum of 1,625 as fees with respect to fees and remunerations for the fiscal year 2023.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	For the six-month periods ended June 30,
	2024	2023
Lawsuits	(35,522)	(1,639)
Export Increase Program (1)	34,873	—
Miscellaneous	3,096	3,900

	2,447	2,261

(1)	See Note 35.g) to the annual consolidated financial statements.

29. NET FINANCIAL RESULTS

	For the six-month periods ended June 30,
	2024		2023
Financial income
Interest on cash and cash equivalents and investments in financial assets	20,206		18,889
Interest on trade receivables	37,134		9,824
Other financial income	3,539		685

Total financial income	60,879		29,398

Financial costs
Loan interest	(318,166)		(74,013)
Hydrocarbon well abandonment provision financial accretion	(150,601)	(1)	(27,902)
Other financial costs	(63,668)		(19,576)

Total financial costs	(532,435)		(121,491)

Other financial results
Exchange differences generated by loans	11,705		7,810
Exchange differences generated by cash and cash equivalents and investments in financial assets	(3,278)		(33,524)
Other exchange differences, net	29,753		88,097
Result on financial assets at fair value through profit or loss	85,643		40,725
Result from derivative financial instruments	222		376
Result from net monetary position	35,879		29,080
Export Increase Program (3)	2,646		—
Result from transactions with financial assets	(6,295)		12,597	(2)

Total other financial results	156,275		145,161

Total net financial results	(315,281)		53,068

(1)

Includes 76,053 corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 39 to the annual consolidated financial statements and Notes 9 and 17.

(2)	Includes 1,775 corresponding to the adjustment for inflation of the period.
(3)	See Note 35.g) to the annual consolidated financial statements.

30. INVESTMENTS IN JOINT AGREEMENTS

The assets and liabilities as of June 30, 2024 and December 31, 2023, and expenses for the six-month periods ended June 30, 2024 and 2023, of JA and other agreements in which the Group participates are as follows:

	June 30, 2024	December 31, 2023
Non-current assets (1)	5,208,168	4,233,352
Current assets	358,526	92,692

Total assets	5,566,694	4,326,044

Non-current liabilities	365,731	252,204
Current liabilities	606,036	390,142

Total liabilities	971,767	642,346

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.

	For the six-month periods ended June 30,
	2024	2023
Production cost	955,593	209,103
Exploration expenses	23,801	1,503

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

31. SHAREHOLDERS’ EQUITY

As of June 30, 2024, the Company’s capital amounts to 3,919 and treasury shares amount to 14 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2024, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

On April 26, 2024, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF corresponding to the year ended on December 31, 2023 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for future dividends, the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,003,419; (iii) allocate the amount of 28,745 to constitute a reserve for purchase of treasury shares; and (iv) allocate the amount of 3,418,972 to constitute a reserve for investments.

During the six-month periods ended June 30, 2024 and 2023, the Company has not repurchased any of its own shares.

32. EARNINGS PER SHARE

The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the six-month periods ended June 30,
	2024	2023
Net profit	994,465	132,293
Weighted average number of shares outstanding	391,859,461	391,491,562
Basic and diluted earnings per share	2,537.81	337.92

There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.

33. CONTINGENT ASSETS AND LIABILITIES

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

33.b.1) Environmental claims

During the six-month period ended June 30, 2024, there were no significant updates to the environmental claims described in Note 33.b.1) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

33.b.2) Contentious claims

Contentious claims are described in Note 33.b.2) to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2024 are described below:

●	Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

The appeals filed by the parties in these proceedings (see Note 33 to the annual consolidated financial statements) will be fully briefed by September 6, 2024. After the briefing is completed, the Second Circuit Court of Appeals will set a date for oral argument.

On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requests that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding.

Plaintiffs and the Republic completed their briefing on the turnover motion on July 8, 2024. The District Court may, but is not required to, hold oral argument prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Republic in accordance with applicable procedural rules. YPF is not a party to the turnover motion.

Plaintiffs are also seeking discovery of documents from YPF related to their theory that YPF could be an “alter ego” of the Republic. YPF denies that it is an alter ego and objected to Plaintiffs’ document requests. On May 28, 2024, the District Court ordered YPF to produce documents in response to Plaintiffs’ discovery requests. To date, Plaintiffs have not requested that the District Court find that YPF is an alter ego of the Republic, and the District Court’s order on discovery is not a ruling accepting Plaintiffs’ alter ego theory.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

34. CONTRACTUAL COMMITMENTS

34.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements, exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2023 are described in Note 34.a) to the annual consolidated financial statements. During the six-month period ended June 30, 2024, there were no significant updates.

34.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments are described in Note 34.b) to the annual consolidated financial statements. During the six-month period ended June 30, 2024, there were no significant transactions.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS

35.a) Regulations applicable to the hydrocarbon industry

Updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

35.a.1) Hydrocarbons Law

Through the Bases Law (see Note 35.j)), amendments were incorporated in relation to the Hydrocarbons Law, as described below:

-	Establishes that international trade of hydrocarbons will be free, according to the terms and conditions established by the PEN.

-

Establishes that exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection. The effective exercise of this right will be subject to regulations issued by the PEN, which, among other aspects, must consider: (i) the usual requirements related to the access to technically proven resources; and (ii) that the eventual objection of the SE may only be formulated within 30 days of being informed of the exports to be made, and must be based on technical or economic reasons related to the security of supply.

-	Incorporates hydrocarbon processing and natural gas storage activities, for which the national or provincial Executive Branch, as the case may be, may grant storage and/or processing authorizations.

-	Changes the legal figure of “transport concession” to the figure of “transport authorization”.

-

Establishes that exploitation concessions and transportation concessions granted prior to the enactment of the Base Law will continue to be governed until their expiration by the legal framework existing at the date of approval of the Bases Law.

-

Determines that in exploitation concession bidding processes the royalties to be paid to the application authority will be offered by the concessionaire, determining that the royalty to be offered will be 15% plus or minus a percentage to be chosen by the bidder.

-

Other modifications establish that: (i) the request for conversion of a conventional exploitation concession into a non-conventional exploitation concession will only be available until December 31, 2028 and its term will be 35 years without extensions; (ii) for new exploitation concessions, the national or provincial Executive Branch, as applicable, at the time of defining the terms and conditions of the bidding, may determine in a reasoned manner other terms of up to 10 years more than those provided for in the Hydrocarbons Law; (iii) owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process may request an authorization to transport hydrocarbons and/or their derivatives to their industrialization facilities and from the same to subsequent industrialization or commercialization process centers and/or facilities; (iv) those authorized to process hydrocarbons must process hydrocarbons from third parties up to a maximum of 5% of the capacity of their facilities; and (v) the fee for each square kilometer or fraction thereof that a holder of an exploration permit must pay annually and in advance shall be calculated according to a scale determined by the price of a barrel of oil quoted on the “Frontline ICE Brent”.

35.b) Regulations applicable to the Downstream segment

During the six-month period ended June 30, 2024, there were no significant updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.c) Regulations applicable to the Gas and Power segment

Updates to the regulatory framework described in Note 35.c) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

35.c.1) Transportation, distribution and commercialization of natural gas

Through the Bases Law (see Note 35.j)), amendments were incorporated in relation to the Gas Law, as described below:

-	The PEN is entrusted with regulating natural gas exports following the same terms and conditions as for liquid hydrocarbon exports as described in Note 35.a.1).

-	Establishes a special regime for long-term firm export authorizations for liquefied natural gas.

-	Incorporates the figure of “underground natural gas storage authorizations in depleted natural hydrocarbon reservoirs”.

-	Contemplates the possibility for the providers of public natural gas distribution and transportation services to request the renewal of their licenses for an additional 20-year period.

-	Creates the “Ente Nacional Regulador del Gas y la Electricidad”, which will replace and assume the functions of the “Ente Nacional Regulador de la Electricidad” (“ENRE”) and ENARGAS.

35.c.2) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

On April 3, 2024, ENARGAS Resolution No. 120/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date, and the tariff update formula applicable on such transition tariff tables as from May 2024. On May 27, 2024, the tariff updates corresponding to May, June and July 2024 were postponed by instruction of the SE to ENARGAS, which generated an objection by Metrogas to such instructions.

On June 6, 2024, ENARGAS Resolution No. 260/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date. See Note 35.d).

These transition measures will remain in force until the rates resulting from the RTI come into force, in accordance with the provisions of Decree No. 55/2023.

35.d) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On March 27, 2024, SE Resolution No. 41/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024; and instructed that, for the purpose of transferring the prices of natural gas to the tariff schemes of the public service of distribution of natural gas, ENARGAS issue the tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On 5 June 2024, SE Resolution No. 93/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from June 2024 and leaves without effect the instruction to ENARGAS to issue tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes. See Note 35.c.2).

35.e) Investment incentive programs

Large Investment Incentive Regime (“RIGI”)

The Bases Law (see Note 35.j)) created the RIGI, intended to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights. This regime seeks to encourage investments, promote economic development, create employment and strengthen local production chains.

The RIGI is aimed at investment projects in the forestry industry, tourism, infrastructure, mining, technology, iron and steel, energy and oil and gas sectors, with a minimum investment per sector or subsector or productive stage equal to or greater than a range between US$ 200,000,000 up to US$ 900,000,000 in computable assets, as established by the application authority. Interested parties have 2 years to adhere to the RIGI, submitting and obtaining the approval of an investment plan by the application authority.

The benefits of the RIGI include a 25% income tax rate, accelerated amortization of investments, non-expirable tax loss carryforwards, indexing tax losses by the Internal Wholesale Price Index (“IPIM”) published by the INDEC, and exemptions from import and export duties, among others. In addition, foreign exchange incentives are established, such as the free availability of foreign currency on a staggered basis obtained from exports and certain flexibility related to financing. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative changes.

35.f) Tax regulations

During the six-month period ended June 30, 2024, there were no significant updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements.

35.g) Custom regulations

Updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

On July 1, 2024, AFIP General Resolution No. 5,520/2024 was published in the BO, which extend, until December 31, 2024, the provisions established of AFIP General Resolution No. 5,339/2023, as amended (see Note 35.f.2) to the annual consolidated financial statements).

35.h) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

On April 18, 2024, the BCRA issued Communication “A” 7,994 which allows the possibility of applying the collection of exports to the payment of capital and interest on financial debts abroad that are settled in the Foreign Exchange Market from April 19, 2024 and as long as the following conditions are met: (i) the average life of the debt is not less than 3 years; and (ii) the first capital payment is not made before the year it was entered and settled in the Foreign Exchange Market; and established the possibility of not filing for the BCRA’s prior approval process more than 3 days before the maturity of the capital and interest for access to the Foreign Exchange Market when debt payments abroad are anticipated and as long as the following conditions are met: (i) the access occurs simultaneously with the settlement of a new financial debt granted by a local financial entity from a line of credit from abroad as of April 19, 2024; (ii) the average life of the new debt is greater than the average remaining life of the anticipated debt; and (ii) the accumulated amount of principal maturities of the new indebtedness does not exceed the accumulated amount of principal maturities of the anticipated debt.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On June 28, 2024 the BCRA issued Communication “A” 8,055 that established financial entities may give access to the Foreign Exchange Market for the cancellation in the country or abroad of principal and interest of debt securities denominated in foreign currency, as long as such securities have been fully subscribed abroad and the funds obtained have been settled in the Foreign Exchange Market.

On July 4, 2024 the BCRA issued Communication “A” 8,059 by means of which the requirement of prior conformity by the BCRA is eliminated to make payments through the Foreign Exchange Market to foreign related counterparties for the following concepts: (i) interests on commercial debts for the import of goods and services whose maturity date are from July 5,2024; (ii) interest on other commercial debts; and (iii) interest on financial indebtedness. In (ii) and (iii) above, access to the Foreign Exchange Market must comply with certain requirements set forth in the aforementioned Communication.

35.i) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

Updates to the regulatory framework described in Note 35.h) to the annual consolidated financial statements for the six-month period ended June 30, 2024, are described below:

On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023, and, as of the date of issuance of these condensed interim consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress.

35.j) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”)

On July 8, 2024, the Bases Law was published in the BO, which introduces several amendments to the Argentine legal framework including, among others: (i) the declaration of emergency in administrative, economic, financial and energy matters for a term of 1 year; (ii) the administrative reorganization of the National State; (iii) the privatization of certain companies and corporations wholly or majority owned by the State; (iv) amendments to the Administrative Procedures Law No. 19,549; (v) amendments in the energy and oil and gas matters (see Notes 35.a.1) and 35.c.1)); (vi) the creation of the RIGI to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights (see Note 35.e)); and (vii) a labor and union reform.

35.k) CNV regulatory framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these condensed interim consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the CNV Rules, the Company is subject to the provisions of Article 5 c), Chapter II, Title VII of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Article 13, Chapter II, Title VII, of the CNV Rules, as of June 30, 2024, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 490.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV Rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A., located in Barn 3 - Route 36, Km. 31.5 - Florencio Varela - Province of Buenos Aires.

-	File S.R.L., located in Panamericana and R.S. Peña - Blanco Encalada - Luján de Cuyo - Province of Mendoza.

-	Custodia Archivos del Comahue S.A., Parque Industrial Este, Block N Plot No. 2 - Capital of Neuquén, Province of Neuquén.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

Effect of the translation of the shareholders’ contributions

In accordance with the requirement of the Article 5, Chapter III, Title IV, of the CNV Rules, the table below discloses the translation effect originated in the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares” of the statement of changes in shareholder’s equity:

	For the six-month periods ended June 30,
	2024	2023
Balance at the beginning of the fiscal year	3,163,700	686,343
Other comprehensive income	407,263	312,438

Balance at the end of the period	3,570,963	998,781

As of June 30, 2024 and 2023, the translation effect corresponding to the “Issuance premiums” account amounts to 582,080 and 163,520, respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

In addition as of June 30, 2024 and 2023, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (57,687) and (12,533), respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the table below shows the balances with associates and joint ventures as of June 30, 2024:

	June 30, 2024
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract assets
	Non-Current	Current	Current	Non-Current	Current	Current	Current
Joint Ventures:
YPF EE	-	4,268	8,062	951	3,188	34,728	-
Profertil	-	136	17,149	-	-	9,596	-
MEGA	-	-	68,314	-	-	984	7,379
Refinor	-	-	14,791	-	3,591	894	-
OLCLP	-	270	-	-	-	2,233	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	1	-	-	-	-
OTA	-	3	-	-	-	1,793	-
OTC	-	-	-	-	-	-	-

	-	4,677	108,317	951	6,779	50,228	7,379

Associates:
CDS	-	170	1	-	-	-	-
YPF Gas	-	2,299	11,762	-	-	2,533	-
Oldelval	96,911	2,721	51	4,801	-	10,275	-
Termap	-	-	-	-	-	3,138	-
GPA	-	-	-	-	-	5,024	-
Oiltanking	17,017	-	11	550	-	3,399	-
Gas Austral	-	-	395	-	-	13	-

	113,928	5,190	12,220	5,351	-	24,382	-

	113,928	9,867	120,537	6,302	6,779	74,610	7,379

The information detailed in the table below shows the balances with associates and joint ventures as of December 31, 2023:

	December 31, 2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract assets
	Non-Current	Current	Current	Non-Current	Current	Current	Current
Joint Ventures:
YPF EE	-	3,687	4,084	2,826	-	31,595	-
Profertil	-	306	11,569	-	-	12,366	-
MEGA	-	-	12,183	-	-	116	2,209
Refinor	-	-	10,045	-	3,116	930	-
OLCLP	-	222	-	-	-	1,775	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	3	35	-	-	1,017	-
OTC	-	-	-	-	-	675	-

	-	4,218	37,916	2,826	3,116	48,474	2,209

Associates:
CDS	-	199	2	-	-	-	-
YPF Gas	-	921	4,615	-	-	477	-
Oldelval	34,964	-	26	3,425	-	7,798	-
Termap	-	-	-	-	-	1,895	-
GPA	-	-	-	-	-	1,183	-
Oiltanking	-	-	99	487	-	3,273	-
Gas Austral	-	-	132	-	-	6	-

	34,964	1,120	4,874	3,912	-	14,632	-

	34,964	5,338	42,790	6,738	3,116	63,106	2,209

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information detailed in the table below shows the transactions with associates and joint ventures for the six-month periods ended June 30, 2024 and 2023:

	For the six-month periods ended June 30,
	2024			2023
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	11,119	47,095	-	2,709	13,584	67
Profertil	42,416	46,823	56	8,472	15,657	-
MEGA	139,395	2,574	21	28,368	216	7
Refinor	31,721	4,920	1,059	9,187	2,318	26
OLCLP	401	5,836	-	117	1,432	-
Sustentator	-	-	-	219	3	-
CT Barragán	4	-	-	2	-	-
OTA	17	6,937	-	16	447	-
OTC	-	39	-	-	140	-

	225,073	114,224	1,136	49,090	33,797	100

Associates:
CDS	93	-	-	1	-	-
YPF Gas	24,689	1,855	(126)	5,694	982	115
Oldelval	265	27,220	11	49	6,997	9
Termap	-	9,982	-	-	2,419	-
GPA	-	9,320	-	-	1,929	-
Oiltanking	35	15,497	-	6	2,874	-
Gas Austral	1,492	11	-	321	7	1

	26,574	63,885	(115)	6,071	15,208	125

	251,647	178,109	1,021	55,161	49,005	225

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s clients and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (15)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		June 30, 2024	December 31, 2023	For the six-month periods ended June 30,
Client / Suppliers	Ref.			2024	2023
SGE	(1) (14)	82,149	18,443	73,346	14,937
SGE	(2) (14)	2,469	1,835	2,573	649
SGE	(3) (14)	167	167	-	-
SGE	(4) (14)	4,513	3,250	1,515	928
SGE	(5) (14)	6,813	6,813	-	-
Ministry of Transport	(6) (14)	1,608	1,225	2,546	3,096
AFIP	(7) (14)	-	16,336	-	6,725
CAMMESA	(8)	92,020	47,845	221,790	50,365
CAMMESA	(9)	(14,852)	(2,725)	(23,163)	(3,400)
ENARSA	(10)	58,609	20,075	60,479	12,587
ENARSA	(11)	(75,652)	(49,640)	(27,612)	(5,233)
Aerolíneas Argentinas S.A.	(12)	33,331	34,653	142,673	39,455
Agua y Saneamientos Argentinos S.A.	(13)	-	1,926	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2) to the annual consolidated financial statements.
(3)

Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. See Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that Natural Gas Piping Distribution Service licensed companies receive from their users for the benefit of Metrogas.
(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price. See Note 36 to the annual consolidated financial statements.
(7)	Benefits of the RIAIC. See Note 35.e.3) to the annual consolidated financial statements.
(8)	Sales of fuel oil, diesel and natural gas.
(9)	Purchases of electrical energy.
(10)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(11)	Purchases of natural gas and crude oil.
(12)	Sales of jet fuel.
(13)	Sales of assets held for disposal.
(14)	Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”. See Note 2.b.12) to the annual consolidated financial statements.
(15)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029, 2030 and 2038, and BCRA bonds identified as investments in financial assets at fair value through profit or loss, and bills and bonds issued by the National Government and BCRA bonds identified as investments in financial assets at amortized cost (see Note 15). Additionally, the Group holds BCRA bills identified as cash and cash equivalents (see Note 16).

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the six-month periods ended June 30, 2024 and 2023, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 206,660 and 53,137, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of June 30, 2024 and December 31, 2023 amounts to 58,175 and 31,003, respectively. See Note 36 to the annual consolidated financial statements.

On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which establishes an exceptional, transitory and unique payment regime for the balance of the MEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the MEM’s creditors, and instructs CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, to be cancelled as follows: (i) the economic transactions of December 2023 and January 2024, through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024, with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Goverment to the “Fondo Unificado con Destino al Fondo de Estabilización”.

As of June 30, 2024, as mentioned above, the Group has recognized a charge for doubtful sales receivables of 34,218 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) to the annual consolidated financial statements), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 22,569 and 6,691, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the six-month periods ended June 30, 2024 and 2023:

	For the six-month periods ended June 30,
	2024		2023
Short-term benefits (1)	12,396		1,733
Share-based benefits	2,539		114
Post-retirement benefits	328		70
Termination benefits	-		112

	15,263	(2)	2,029	(2)

(1)	Does not include social security contributions of 2,796 and 388 for the six-month periods ended June 30, 2024 and 2023, respectively.
(2)

The accrued compensation for the YPF’s key management personnel, to the functional currency of the Company, correspond to U$S 17 millon and U$S 10 millon for the six-month periods ended June 30, 2024 and 2023, respectively.

In relation to the compensation accrued corresponding to the key personnel of YPF’s administration, and considering the unification of the positions of President and CEO, approved by the Shareholder Meeting of January 26, 2024, the Company reorganized the structure and positions dependent on the President and CEO, restructuring the Executive Committee’s Vice Presidencies (“VPs”) into 14, including the re-categorization of 3 Executive Managers Departments as VPs and removing 11 advisors.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

In addition, the Company performed an external benchmark analysis of the Board of Directors’ fees and compensation of first-line executives. The conclusions were presented to the Compensation and Nomination Committee and, as a result, the components of the total compensation package were aligned with YPF’s strategic plan and market standards for local and international listed companies of similar magnitude.

As detailed in Note 37, a “Value Generation Plan” applicable to eligible members of YPF’s Management and a variable compensation based on results (“CVR”) which applies to 100% of the Company’s employees, with the exception of the President and CEO and commercial agents, were implemented.

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 1,680 and 395 for the six-month periods ended June 30, 2024 and 2023, respectively.

Performance bonus programs

These programs cover certain of the Group’s personnel and are paid in cash. These bonuses are mainly based on compliance with VPs and related management objectives. They are calculated considering the annual compensation of each employee and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable bonus program based on corporate results (“CVR”) was implemented. This will be paid based on the Group’s net profit before income tax, if it is positive.

The amount charged to expense related to the performance bonus programs was 86,072 and 13,417 for the six-month periods ended June 30, 2024 and 2023, respectively.

Share-based benefit plans

In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this Plan, the Company granted 4.6 million performance stock appreciation rights (“PSARs”) to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company with the support of a management consulting firm (Mercer) which advised on its design and implementation.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

As of June 30, 2024, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 9.03 per PSARs.

PSARs expense is determined based on the grant-date fair value of the awards. Fair value is calculated using Monte Carlo simulation model, which requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected term and risk-free interest rate.

The amount charged to expense in relation with Value generation Plan was 2,162 for the six-month period ended June 30, 2024.

The amount charged to expense in relation with the remainder of the share-based plans was 1,986 and 238 to be settled in equity instruments, and 8,265 and 2,299 to be settled in cash, for the six-month periods ended June 30, 2024 and 2023, respectively.

Note 2.b) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

38. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	June 30, 2024				December 31, 2023
	Amount in currencies other than the peso		Exchange rate in force (1)	Total	Amount in currencies other than the peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	132		909.00	119,574	50		805.45	40,113
Bolivian peso	14		130.60	1,821	7		115.73	805
Trade receivables
U.S. dollar	31		909.00	28,066	30		805.45	23,948
Investments in financial assets
U.S. dollar	7		909.00	6,302	8		805.45	6,738

Total non-current assets				155,763				71,604

Current assets
Other receivables
U.S. dollar	175		909.00	158,663	133		805.45	107,475
Euro	2		973.18	1,769	-	(2)	889.38	51
Yen	432		5.65	2,441	-		-	-
Chilean peso	11,837		1.00	11,837	16,550		0.90	14,895
Real	14		163.80	2,293	7		166.69	1,167
Trade receivables
U.S. dollar	684		909.00	622,071	429		805.45	345,585
Euro	-	(2)	973.18	40	-	(2)	889.38	17
Yuan	8		121.80	995	-
Chilean peso	10,016		1.00	10,016	9,844		0.90	8,860
Real	67		163.80	10,975	60		166.69	10,001
Investments in financial assets
U.S. dollar	353		909.00	321,088	217		805.45	174,687
Cash and cash equivalents
U.S. dollar	820		909.00	745,683	943		805.45	759,396
Chilean peso	2,732		1.00	2,732	1,790		0.90	1,611
Real	8		163.80	1,310	2		166.69	333

Total current assets				1,891,913				1,424,078

Total assets				2,047,676				1,495,682

Non-current liabilities
Provisions
U.S. dollar	663		912.00	604,929	2,611		808.45	2,111,131
Real	9		163.80	1,474	10		166.69	1,667
Lease liabilities
U.S. dollar	291		912.00	265,392	324		808.45	261,770
Salaries and social security
U.S. dollar	2		912.00	2,225	-		-	-
Loans
U.S. dollar	7,185		912.00	6,553,019	6,659		808.45	5,383,420
Real	19		163.80	3,112	6		166.69	1,000
Other liabilities
U.S. dollar	76		912.00	69,636	112		808.45	90,185
Accounts payable
U.S. dollar	4		912.00	3,782	4		808.45	3,353

Total non-current liabilities				7,503,569				7,852,526

Current liabilities
Liabilities directly associated with assets held for sale
U.S. dollar	2,082		912.00	1,898,422	-		-	-
Provisions
U.S. dollar	146		912.00	132,753	151		808.45	122,005
Income tax
Real	5		163.80	819	5		166.69	833
Taxes payable
Chilean peso	-		-	-	4,476		0.90	4,028
Real	9		163.80	1,474	9		166.69	1,500
Salaries and social security
U.S. dollar	37		912.00	33,392	10		808.45	7,715
Chilean peso	-		-	-	896		0.90	806
Real	2		163.80	328	2		166.69	333
Lease liabilities
U.S. dollar	311		912.00	283,551	340		808.45	274,822
Loans
U.S. dollar	1,273		912.00	1,160,836	1,366		808.45	1,104,012
Chilean peso	1,821		1.00	1,821	896		0.90	806
Real	24		163.80	3,931	37		166.69	6,168
Other liabilities
U.S. dollar	123		912.00	111,903	122		808.45	98,476
Accounts payable
U.S. dollar	1,285		912.00	1,172,249	1,270		808.45	1,026,712
Euro	20		978.67	19,411	16		894.71	14,760
Pound sterling	-	(2)	1,151.79	81	-	(2)	426.33	115
Yen	78		5.68	443	9		5.74	53
Yuan	8		127.89	1,072	-		-	-
Swiss franc	-	(2)	1,016.12	10	-	(2)	963.12	115
Chilean peso	5,463		1.00	5,463	4,476		0.90	4,028
Real	60		163.80	9,873	44		166.69	7,381

Total current liabilities				4,837,832				2,674,668

Total liabilities				12,341,401				10,527,194

(1)  Exchange rate as of June 30, 2024 and December 31, 2023 according to the BNA.

(2)  Registered value less than 1.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

39. SUBSEQUENT EVENTS

On July 1, 2024 the Company issued Class XXX NO denominated in U.S. dollars, to be integrated in cash and in pesos at the integration exchange rate and payable in pesos at the applicable exchange rate with maturity in 24 months for an amount of 185 at an issue price of US$ 102 per US$ 100 of nominal value. These NO accrue interest at a fixed annual nominal rate of 1%.

On August 5, 2024, assignment agreements have been signed for 6 groups of assets (15 conventional areas), subject to the compliance of closing conditions including applicable regulatory and provincial approvals. The Company continues to develop the process of assignment or reversal of the remaining assets available for sale as well as compliance with the closing conditions indicated above. As of the date of issuance of these condensed interim consolidated financial statements and considering the elements of judgment available at such date, the Company expects to comply with the plan within the terms and conditions duly approved by the Board of Directors of the Company on February 29, 2024.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of June 30, 2024, should have been considered in such financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 8, 2024.

HORACIO DANIEL MARÍN President